B2GOLD CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the year ended December 31, 2022

This Management’s Discussion and Analysis (“MD&A”) has been prepared as at February 22, 2023 and contains certain "forward-looking information" and “forward-looking statements” under Canadian and United States securities laws, respectively ("forward-looking statements"). All statements included herein, other than statements of historical fact, including without limitation statements regarding potential mineralization, exploration results and future plans, production and objectives of B2Gold Corp. (the “Company” or “B2Gold”), are forward-looking statements that involve various risks, uncertainties and assumptions. See the “Cautionary Statement on Forward-Looking Information” section. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements as a result of a number of factors, including those set out in “Risks and Uncertainties.”

The following discussion of the operating results and financial position of the Company should be read in conjunction with the audited consolidated financial statements and the notes thereto of the Company for the year ended December 31, 2022. These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). All amounts are expressed in United States dollars, unless otherwise stated. All production results and the Company's guidance presented in this MD&A reflect total production at the mines the Company operates on a 100% basis. Production from the La Libertad, El Limon and Pan mines owned by Calibre Mining Corp. ("Calibre") is presented on an approximate 25% basis (fourth quarter of 2021 and previous periods - 33%), representing the Company’s indirect ownership interest in Calibre's operations through its equity investment in Calibre (subject to reduction if B2Gold’s interest in Calibre dilutes).

Additional information related to B2Gold, including our Annual Information Form, is available on the Company's website www.b2gold.com and on SEDAR at www.sedar.com.

OVERVIEW

B2Gold is a Vancouver-based gold producer with three operating mines: the Fekola Mine in Mali, the Masbate Mine in the Philippines and the Otjikoto Mine in Namibia. The Company has a 50% interest in the Gramalote Project in Colombia. The Company also has an approximately 25% interest in Calibre and an approximately 19% interest in BeMetals Corp. ("BeMetals"). In addition, the Company has a portfolio of other evaluation and exploration projects in a number of countries including Mali, Uzbekistan and Finland.

Summary
Consolidated gold revenue for the year ended December 31, 2022 was $1.73 billion on sales of 969,155 ounces at an average realized gold price of $1,788 per ounce, compared to $1.76 billion on sales of 981,401 ounces at an average realized gold price of $1,796 per ounce in 2021. The slight decrease in gold revenue of 2% ($0.03 billion) was due to a 2% decrease in gold ounces sold. For the fourth quarter of 2022, consolidated gold revenue was $592 million on sales of 339,355 ounces at an average realized gold price of $1,746 per ounce, compared to $526 million on sales of 292,350 ounces at an average realized gold price of $1,800 per ounce in the fourth quarter of 2021. The increase in gold revenue of 13% ($66 million) was due to a 16% increase in gold ounces sold (mainly due to the higher gold production), partially offset by a 3% decrease in the average realized gold price.

B2Gold had another year of strong operational performance in 2022, with the achievement of B2Gold’s seventh consecutive year of meeting or exceeding annual production guidance. Total gold production for 2022 was 1,027,874 ounces (including 54,871 ounces of attributable production from Calibre) (2021 - 1,047,414 ounces), above the mid-point of the guidance range (of between 990,000 and 1,050,000 ounces). Consolidated gold production from the Company’s three operating mines was 973,003 ounces (2021 - 987,595 ounces), near the mid-point of the guidance range (of between 950,000 - 1,000,000 ounces), with solid performances from each of the Company’s three mines (refer to "Review of Mining Operations and Development Projects" section below). The Fekola Mine achieved another strong year in 2022, producing 598,661 ounces of gold, near the upper end of its guidance range (of between 570,000 and 600,000 ounces). In the fourth quarter of 2022, B2Gold’s consolidated gold production was 352,769 ounces, 11% (35,058 ounces) higher than budget and 22% (63,920 ounces) higher than the fourth quarter of 2021 resulting from higher than budgeted gold production from the Fekola Mine of 244,014 ounces, a quarterly record for the operation. The Masbate Mine was in-line with budget, while the Otjikoto Mine was slightly below budget. The Company’s total gold production for the fourth quarter of 2022 was 367,870 ounces (including 15,101 ounces of attributable production from Calibre).

For the year ended December 31, 2022, consolidated cash operating costs1 were $637 per gold ounce produced ($646 per gold ounce sold), in-line with the budget and $126 per gold ounce produced (25%) higher than 2021. Including estimated attributable results for Calibre, cash operating costs for the year ended December 31, 2022 were $660 per gold ounce produced ($669 per gold ounce sold) at the upper end of the Company's guidance range of $620 to $660 per ounce, $125 per gold ounce produced (23%) higher than 2021. Cash operating costs per ounce produced for the year ended December 31, 2022 were at the upper end of the guidance range as a result higher fuel costs, partially offset by lower tonnes mined at Fekola, delays in incurring Wolfshag underground costs and a weaker Namibian dollar. Cash operating costs for the year ended December 31, 2022 were higher than the year ended December 31, 2021 due to lower production and inflation driven higher input costs during the year ended December 31, 2022, including higher fuel unit prices and other consumables prices. In the fourth quarter of 2022, consolidated cash operating costs were $440 per gold ounce produced ($470 per gold ounce sold), in line with budget and the fourth quarter of 2021. Including estimated attributable results for Calibre, cash operating costs for the fourth quarter of 2022 were $468 per gold ounce produced ($497 per gold ounce sold), in line with budget and the fourth quarter of 2021. Consolidated cash operating costs for the fourth quarter of 2022 were in line with budget and the fourth quarter of 2021, as a result of record gold production in the fourth quarter of 2022 and the benefit of weaker local currencies being partially offset by higher fuel and reagent costs.
Consolidated all-in sustaining costs2 for the year ended December 31, 2022 were $1,022 per gold ounce sold compared to $874 per gold ounce sold for 2021. Including estimated attributable results for Calibre, all-in sustaining costs for the year ended December 31, 2022 were $1,033 per gold ounce sold ($888 per gold ounce sold for 2021), within the Company's guidance range of $1,010 to $1,050 per ounce sold. Consolidated all-in sustaining costs for the fourth quarter of 2022 were $876 per gold ounce sold compared to a budget of $746 per gold ounce sold and $844 per gold ounce sold for the fourth quarter of 2021. Including estimated attributable results for Calibre, all-in sustaining costs for the fourth quarter of 2022 were $892 per gold ounce sold compared to a budget of $760 per gold ounce sold and $860 per gold ounce sold for the fourth quarter of 2021. As expected, all-in sustaining costs for the fourth quarter of 2022 were higher than budget due to the catch up of budgeted sustaining capital expenditures, which were delayed from earlier quarters of 2022 as well as higher than budgeted general and administrative ("G&A") costs, partially offset by higher than budgeted gold ounces sold.
For the year ended December 31, 2022, mine sustaining capital expenditures were lower than budget by $6 million mainly as a result of delays in accessing the Wolfshag underground at the Otjikoto Mine. Non-sustaining mine capital expenditures for the year ended December 31, 2022 were $4 million lower than budget. In addition, exploration costs were approximately $9 million less than revised guidance.
1 “Cash operating costs” a non-IFRS measure; for a description of how we calculate this measure and a reconciliation from this measure to the most directly comparable measure specified, defined or determined under IFRS and presented in our financial statements, refer to “Non-IFRS Measures”
2 “All-in sustaining costs” is a non-IFRS measure; for a description of how we calculate this measure and a reconciliation from this measure to the most directly comparable measure specified, defined or determined under IFRS and presented in our financial statements, refer to “Non-IFRS Measures”

B2Gold expects to continue its strong operational performance in 2023 with total gold production forecast to be between 1,000,000 and 1,080,000 ounces (including 60,000 to 70,000 attributable ounces from Calibre). The Company's total consolidated cash operating costs for the year (including estimated attributable results for Calibre) are forecast to be between $670 and $730 per ounce and total consolidated all-in sustaining (including estimated attributable results for Calibre) are forecast to be between $1,195 and $1,255 per ounce. The slight anticipated increase in the Company's consolidated cash operating costs per ounce for 2023 reflects higher expected prices for fuel, labour and other key consumables across all operations. In addition, the increase in all-in sustaining costs per ounce is impacted by higher expected sustaining capital expenditures, including an estimated $181 million in capitalized stripping across the three producing mines. Elevated capitalized stripping levels are due to the Fekola open pit Phase 7 pushback and activities related to accessing the high grade ore at the Otjikoto pit. Total capitalized stripping expenditures are anticipated to moderate in 2024. The Company's consolidated gold production is expected to be relatively consistent throughout 2023 with the exception of the Otjikoto Mine, where it will be weighted 60% to the second half of the year as a result of the timing of mining high grade ore from the Otjikoto pit and an increase in ore tonnage from the Wolfshag underground mine starting mid-2023.
For the year ended December 31, 2022, the Company generated net income of $287 million compared to $461 million in 2021 including net income attributable to the shareholders of the Company of $253 million ($0.24 per share) compared to $420 million ($0.40 per share) in 2021. Adjusted net income attributable to the shareholders of the Company3 for the year ended December 31, 2022 was $264 million ($0.25 per share) compared to $385 million ($0.37 per share) in 2021. Net income for the fourth quarter of 2022 was $176 million compared to $153 million for the fourth quarter of 2021. For the fourth quarter of 2022, the Company generated net income attributable to the shareholders of the Company of $158 million ($0.15 per share) compared to $137 million ($0.13 per share) in the fourth quarter of 2021. Adjusted net income attributable to shareholders of the Company for the fourth quarter of 2022 was $121 million ($0.11 per share) compared to $113 million ($0.11 per share) in the fourth quarter of 2021.

For the year ended December 31, 2022, cash flow provided by operating activities was $596 million compared to $724 million during 2021, a decrease of $128 million. The decrease reflects higher production costs of $133 million, lower revenues of $30 million, higher long-term value added tax receivable outflows, partially offset by higher realized gains on fuel contracts of $16 million and lower non-cash working capital outflows for the year ended December 31, 2022, most significantly for current income and other taxes payables as well as value-added tax receivables. During the year ended December 31, 2022 the Company paid $239 million (2021 - $324 million) of current income tax, withholding and other taxes in cash. For the year ended December 31, 2021, income tax payments were significantly higher than the year ended December 31, 2022 as a result of tax installments to settle the final 2020 tax liability of $138 million (including payment of the final 2020 priority dividend of $47 million due to the State of Mali) after a record earnings year in 2020), including approximately $27 million related to 2021 outstanding tax liability obligations. Based on current assumptions, including an average gold price of $1,700 per ounce for 2023, the Company is forecasting to make total cash income tax payments for current income tax, withholding and other taxes in 2023 of approximately $187 million.

B2Gold continues to maintain a strong financial position and liquidity. At December 31, 2022, the Company had cash and cash equivalents of $652 million compared to cash and cash equivalents of $673 million at December 31, 2021. Working capital (defined as current assets less assets classified as held for sale and current liabilities) at December 31, 2022 was $802 million compared to $802 million at December 31, 2021. At December 31, 2022, the full amount of the Company's $600 million revolving credit facility ("RCF") was undrawn and available.

On February 2, 2022, the Company announced that B2Gold’s Malian subsidiary had received a new exploration permit covering the same perimeter as the Menankoto permit, which together with the Bantako North permit comprises the Anaconda Area, located 20 kilometres from the Fekola Mine. The Menankoto permit was issued by the Government of Mali in compliance with the procedures and requirements set out under the Malian 2019 Mining Code (previous permit had been issued under the Malian 2012 Mining Code), which provides for an initial term of three years and renewable for 2 additional three year periods.

On February 2, 2022 the Company announced an updated Mineral Resource estimate for the Cardinal Zone, adjacent to the main Fekola Mine open pit in Mali. The updated resource included a significantly increased Mineral Resource estimate for the Cardinal Zone as at December 31, 2021 with an initial Indicated Mineral Resource estimate of 8,000,000 tonnes at 1.67 grams per tonne ("g/t") gold for 430,000 ounces of gold, and an updated Inferred Mineral Resource estimate of 19,000,000 tonnes at 1.21 g/t gold for 740,000 ounces of gold, constrained within a conceptual pit run at US$1,800 per ounce gold.

On April 21, 2022 the Company completed the acquisition of the Bakolobi permit in Mali from a local Malian company. The Bakolobi permit is located between the Menankoto permit, to the North, and the Fekola Mine's Medinandi permit, wrapping around the latter to its south-west end, covering an area of 100 sq km. The acquisition of the Bakolobi permit results in the ownership by the Company of four contiguous exploration and/or exploitation permits covering 237 sq km, extending from the northwestern end of the Bantako North permit and the North-East of the Menankoto permit, southwest of the Medinandi permit (Fekola Mine and Cardinal Zone) to the southeast end of the Bakolobi permit. Collectively the Bantako, Menankoto, Bakolobi and newly acquired Dandoko permits (see below) make up the Fekola Regional permits. For financial reporting purposes, commencing in 2023, the Company intends to report the Fekola Mine (Medinandi permit which includes the Fekola Mine, Fekola Underground and the Cardinal Zone) and Fekola Regional as separate reporting segments.

3 “Adjusted net income attributable to shareholders of the Company” is a non-IFRS measure; for a description of how we calculate this measure and a reconciliation from this measure to the most directly comparable measure specified, defined or determined under IFRS and presented in our financial statements, refer to “Non-IFRS Measures”

On July 3, 2022, following the interim Malian Government’s announcement of a two-year transition to presidential elections and the promulgation of a new electoral law, the Economic Community of West African States (“ECOWAS”) removed the economic, financial and diplomatic sanctions imposed on Mali earlier in 2022. As a result, Mali’s borders with its neighbours are now open to normal commercial traffic and ordinary supply routes are once again available.

On September 20, 2022, the Company completed the acquisition of Oklo Resources Limited ("Oklo"), which provides B2Gold with an additional landholding of 1,405 sq km covering highly prospective greenstone belts in Mali, including Oklo’s flagship Dandoko project (550 sq km), located approximately 25 kilometres from each of the Fekola Mine and the Anaconda Area.

Based on the updated Anaconda Area Mineral Resource estimate and B2Gold’s preliminary planning, the Company has demonstrated that the Anaconda Area (Bantako and Menankoto permit areas) could provide selective higher grade saprolite material (average grade of 2.2 g/t gold) to be trucked to and fed into the Fekola mill at a rate of up to 1.5 million tonnes per annum ("Mtpa"). Trucking of selective higher grade saprolite material to be toll milled at the Fekola mill has the potential to generate an average of approximately 80,000 to 100,000 ounces of gold production per year from the Fekola Regional permits (Fekola Regional Phase 1).

In 2022, the Company invested $26 million for the development of saprolite mining at the Fekola Regional permits including road construction, mine infrastructure, and mining equipment. The construction mobile equipment fleet is now in operation, and the Company broke ground on roads and mining infrastructure construction in the fourth quarter of 2022. Engineering and procurement of the mine workshop and mobile equipment is on schedule to support saprolite production from the Bantako permit area as early as the third quarter of 2023. Production from Bantako is contingent upon receipt of all necessary permits as well as optimizing long-term project value from the various oxide and sulphide material sources from the overall Fekola Complex which includes the Fekola Pit, Fekola Underground, Cardinal Zone, Bantako, Menankoto, Dandoko, and Bakolobi.

Preliminary results of a Fekola Complex optimization study, coupled with 2022 exploration drilling results, indicate that there is a significant opportunity to increase gold production and resource utilization with the addition of oxide processing capacity. The Company has therefore commenced an engineering study of a Fekola Regional stand-alone mill and oxide processing facilities (expected to be located on the Anaconda Area). Construction of a stand-alone oxide mill will be Phase II of the Fekola Regional Development Plan. The engineering study will be based on processing at least 4 Mtpa of saprolite and transitional (oxide) resources, with an option to add fresh rock (sulphide) capabilities in the future. Results of this study are expected in the second quarter of 2023. Conceptual analysis indicates that the combined Fekola and Fekola Regional processing facilities could have the potential to produce more than 800,000 ounces of gold per year from the Fekola Complex commencing as early as 2026, subject to delineation of additional mineral resources and development, completion of feasibility studies, and the receipt of all necessary regulatory approvals and permits. Following the Company's recently announced acquisition of Sabina Gold & Silver Corp. (see below), the construction timeline for a Fekola Regional stand-alone oxide mill will be scheduled to allow for completion of the Goose Project in the first quarter of 2025. Further expansion of the Mamba and Cobra sulphide zones has the potential to increase Fekola Regional production and sustain the Fekola Complex potential production profile over the longer term. Drilling is currently ongoing at the Mamba and Cobra oxide and sulphide zones.

The Gramalote Feasibility Study has been completed for the Gramalote gold project in Colombia (the “Gramalote Project”), a joint venture between B2Gold and AngloGold Ashanti Limited (“AngloGold”), and both partners have determined that the project does not meet their investment thresholds for development of the project. The Gramalote Project continues to benefit from strong federal and local government support as well as continuing support from local communities. B2Gold and AngloGold have completed a comprehensive review of the alternatives relating to the Gramalote Project and consider that it would be in the best interests of all stakeholders for a new party to own the Gramalote Project. The partners commenced a joint sales process for the Gramalote Project in the fourth quarter of 2022.

On February 22, 2022, June 8, 2022, September 12, 2022, and November 24, 2022, B2Gold’s Board of Directors declared a cash dividend for the first, second, third and fourth quarter of 2022, respectively, of $0.04 per common share (or an expected $0.16 per share on an annualized basis), paid on March 17, 2022, June 29, 2022, September 29, 2022 and December 16 2022, respectively. The declaration and payment of future quarterly dividends remains at the discretion of the Board and will depend on the Company's financial results, cash requirements, future prospects and other factors deemed relevant by the Board.

On February 13, 2023, the Company entered into a definitive agreement pursuant to which it had agreed to acquire all of the issued and outstanding common shares of Sabina Gold & Silver Corp. ("Sabina Gold") (the “Transaction”). The Transaction will result in the Company acquiring Sabina Gold’s 100% owned Back River Gold District located in Nunavut, Canada. The Back River Gold District consists of five mineral claim blocks along an 80 km belt. The most advanced project in the district, Goose, is fully permitted, construction ready, and has been de-risked with significant infrastructure currently in place. The Goose Project has an estimated two year construction period with first gold production expected in the first quarter of 2025. B2Gold recognizes that respect and collaboration with the Kitikmeot Inuit Association is central to the license to operate in the Back River Gold District and will continue to prioritize developing the project in a manner that recognizes Indigenous input and concerns and brings long-term socio-economic benefits to the area. Under the terms of the Transaction, the Company will issue 0.3867 of a common share for each Sabina Gold common share held. All outstanding Sabina Gold stock options will be exchanged for B2Gold stock options based on the exchange ratio. The Transaction will be implemented by way of a court-approved Plan of Arrangement under the Business Corporations Act (British Columbia) and will require approval by 66 2/3% of the votes cast by Sabina Gold shareholders at a special meeting expected to be held in April 2023. In addition to Sabina Gold shareholder approval, the Transaction is subject to normal course regulatory approvals and the satisfaction of customary closing conditions.

REVIEW OF FINANCIAL RESULTS
Selected Quarterly and Full Year Financial and Operating Results

	Three months ended		Year ended
	December 31		December 31
	2022	2021	2022	2021	2020

Gold revenue ($ in thousands)	592,468	526,113	1,732,590	1,762,264	1,788,928
Net income ($ in thousands)	176,468	153,140	286,723	460,825	672,413
Earnings per share – basic (1) ($/share)	0.15	0.13	0.24	0.40	0.60
Earnings per share – diluted (1) ($/share)	0.15	0.13	0.24	0.40	0.59
Cash provided by operating activities ($ in thousands)	270,491	266,292	595,798	724,113	950,645
Total assets ($ in thousands)	3,681,233	3,561,293	3,681,233	3,561,293	3,362,379
Non-current liabilities ($ in thousands)	335,828	369,097	335,828	369,097	415,696
Average realized gold price ($/ounce)	1,746	1,800	1,788	1,796	1,777
Adjusted net income(1)(2) ($ in thousands)	121,442	112,724	263,782	385,370	514,891
Adjusted earnings per share (1)(2) - basic ($)	0.11	0.11	0.25	0.37	0.49
Consolidated operations results:
Gold sold (ounces)	339,355	292,350	969,155	981,401	1,006,455
Gold produced (ounces)	352,769	288,849	973,003	987,595	995,258
Cash operating costs(2) ($/gold ounce sold)	470	406	646	503	405
Cash operating costs(2) ($/gold ounce produced)	440	460	637	511	406
Total cash costs(2) ($/gold ounce sold)	593	533	768	626	526
All-in sustaining costs(2) ($/gold ounce sold)	876	844	1,022	874	774
Operations results including equity investment in Calibre:
Gold sold (ounces)	354,496	308,395	1,024,272	1,041,381	1,051,716
Gold produced (ounces)	367,870	304,897	1,027,874	1,047,414	1,040,737
Cash operating costs(2) ($/gold ounce sold)	497	433	669	528	422
Cash operating costs(2) ($/gold ounce produced)	468	484	660	535	423
Total cash costs(2) ($/gold ounce sold)	618	556	788	648	540
All-in sustaining costs(2) ($/ounce gold sold)	892	860	1,033	888	788
(1) Attributable to the shareholders of the Company.
(2) Non-IFRS measure. For a description of how these measures are calculated and a reconciliation of these measures to the most directly comparable measures specified, defined or determined under IFRS and presented in the Company’s financial statements, refer to “Non-IFRS Measures”.

Annual results

Revenue

Consolidated gold revenue for the year ended December 31, 2022 was $1.73 billion on sales of 969,155 ounces at an average realized gold price of $1,788 per ounce, compared to $1.76 billion on sales of 981,401 ounces at an average realized gold price of $1,796 per ounce in 2021. The slight decrease in gold revenue of 2% ($0.03 billion) was due to a 2% decrease in gold ounces sold.

For the year ended December 31, 2022, the Fekola Mine accounted for $1.07 billion (2021 - $1.02 billion) of gold revenue from the sale of 599,600 ounces (2021 - 570,450 ounces), the Masbate Mine accounted for $385 million (2021 - $399 million) of gold revenue from the sale of 214,015 ounces (2021 - 222,291 ounces) and the Otjikoto Mine accounted for $280 million (2021 - $339 million) of gold revenue from the sale of 155,540 ounces (2021 - 188,660 ounces).

Production and operating costs

B2Gold had another year of strong operational performance in 2022, with the achievement of B2Gold’s seventh consecutive year of meeting or exceeding annual production guidance. Total gold production for 2022 was 1,027,874 ounces (including 54,871 ounces of attributable production from Calibre) (2021 - 1,047,414 ounces), above the mid-point of the guidance range (of between 990,000 and 1,050,000 ounces). Consolidated gold production from the Company’s three operating mines was 973,003 ounces (2021 - 987,595 ounces), near the mid-point of the guidance range (of between 950,000 - 1,000,000 ounces), with solid performances from each of the Company’s three mines (refer to "Review of Mining Operations and Development Projects" section below). The Fekola Mine achieved another strong year in 2022, producing 598,661 ounces of gold, near the upper end of its guidance range (of between 570,000 and 600,000 ounces).

For the year ended December 31, 2022, consolidated cash operating costs (refer to "Non-IFRS Measures") were $637 per gold ounce produced ($646 per gold ounce sold), in-line with budget and $126 per gold ounce produced (25%) higher than 2021. Including estimated attributable results for Calibre, cash operating costs for the year ended December 31, 2022 were $660 per gold ounce produced ($669 per gold ounce sold) at the upper end of the Company's guidance range of $620 to $660 per ounce, $125 per gold ounce produced (23%) higher than 2021. Cash operating costs per ounce produced for the year ended December 31, 2022 were at the upper end of the guidance range as a result higher fuel costs, partially offset by lower tonnes mined at Fekola, delays in incurring Wolfshag underground costs and a weaker Namibian dollar. Cash operating costs for the year ended December 31, 2022 were higher than the year ended December 31, 2021 due to lower production and inflation driven higher input costs during the year ended December 31, 2022, including higher fuel unit prices and other consumables prices.
Consolidated all-in sustaining costs (refer to “Non-IFRS Measures”) for the year ended December 31, 2022 were $1,022 per gold ounce sold compared to $874 per gold ounce sold for 2021. Including estimated attributable results for Calibre, all-in sustaining costs for the year ended December 31, 2022 were $1,033 per gold ounce sold ($888 per gold ounce sold for 2021) and were within the Company's guidance range of $1,010 to $1,050 per ounce.
Depreciation and depletion
Depreciation and depletion expense, included in total cost of sales, was $384 million for the year ended December 31, 2022 compared to $379 million in 2021. Gold ounces sold and depreciation charge per ounce gold sold were consistent for both years.
Royalties and production taxes
Royalties and production taxes included in total cost sales were $118 million for the year ended December 31, 2022 and were comparable to 2021 as gold ounces sold and gold price realized were consistent for both years.

Other

G&A costs relate mainly to the Company’s head office in Vancouver, the Bamako office in Mali, the Makati office in the Philippines and the Windhoek office in Namibia. For the year ended December 31, 2022, G&A costs increased by $4 million to $54 million, primarily due to higher bank charges and travel expenses as the restrictions on travel due to the COVID-19 pandemic continued to be lifted.

Share-based payment expense for the year ended December 31, 2022 was $25 million compared to $23 million for 2021 reflecting additional stock-based compensation grants and related vesting in 2022.

For the year ended December 31, 2022, the Company recorded a $12 million write-down of mineral property interests relating to greenfield exploration targets compared to $1 million in 2021.

A loss on sale of mineral property interest of $3 million was recorded during the year ended December 31, 2022 relating to the completion of the sale of the Ondundu Property compared to a net gain on the disposal of its Burkina Faso assets (Kiaka and Toega projects) of $22 million for the year ended December 31, 2021.

At December 31, 2021, the Company reclassified its Ondundu Project to assets held for sale. In conjunction with this, the Company assessed its carrying value and recorded an impairment charge of $6 million for the year ended December 31, 2021.

For the year ended December 31, 2022, the Company's estimate of its share of its associates net income was approximately $10 million compared to $18 million in 2021. For the year ended December 31, 2022, this included an estimate of the Company's share of net income for Calibre of $12 million partially offset by an estimate of the Company's share of net loss of BeMetals of $2 million which reflected the expected write-down of the South Mountain property which was abandoned by BeMetals in 2022. The Company will update any differences in the first quarter of 2023.

The Company reported $10 million in foreign exchange losses for the year ended December 31, 2022 compared to foreign exchange losses of $6 million in 2021.

Other operating expenses for the year ended December 31, 2022 were $6 million, which included $2 million for exploration evaluation costs.

The Company reported $11 million in interest and financing expense for the year ended December 31, 2022 in line with $12 million in 2021.
For the year ended December 31, 2022, the Company recorded derivative gains of $19 million compared to derivative gains of $24 million in 2021. The gains were driven by fuel forward contracts derivative instruments and consisted of net unrealized losses of $10 million (2021 - net unrealized gains of $13 million) and realized gains of $29 million (2021 - realized gains of $11 million).

For the year ended December 31, 2022, the Company recorded interest income of $12 million compared to $3 million in 2021 due to higher interest rates earned on its cash balances in 2022 as well as $3 million of non-cash interest income on the Deferred Consideration Receivable in connection with the Kiaka Project disposal.
Other non-operating income for the year ended December 31, 2022 was $8 million, mainly consisting of a dilution gain on investment in Calibre of $6 million following dilution of the Company's investment in Calibre from 33% to 25% as a result of Calibre's acquisition of Fiore Gold Ltd. ("Fiore"), which closed in January 2022.
Current income tax, withholding and other taxes
For the year ended December 31, 2022, the Company recorded a net current income, withholding and other taxes expense of $248 million compared to $271 million in 2021 consisting of current income tax of $186 million (2021 - $209 million), the 10% priority dividend to the State of Mali of $36 million (2021 - $39 million) and withholding tax (on dividends from subsidiaries/intercompany interest/management fees) of $26 million (2021 - $23 million). The priority dividend is accounted for as an income tax in accordance with IAS 12, Income Taxes. Compared to 2021, current tax expense for 2022 was lower mainly as a result of lower income partially offset by accruals of $11 million for the expected settlement of various tax assessments. In addition, under RA No. 11534, otherwise known as the CREATE bill, the change in rate in the Philippines was applied retrospectively to July 1, 2020, which resulted in a reduction of current income tax expense of $3 million relating to 2020 current income taxes in 2021. Withholding tax for 2022 increased $3 million compared to 2021 due to the increased repatriation of funds from Mali and Namibia through intercompany dividends in 2022 which incur withholding taxes. For the year ended December 31, 2022, the Company recorded a deferred income tax recovery of $4 million compared to a deferred income tax recovery of $5 million in 2021. The decrease in deferred income tax recovery for 2022 compared to 2021 is mainly attributable to reduction of the corporate tax rate for the Masbate Mine in 2021 which created a deferred tax recovery of $18 million in 2021, which was mostly offset by an additional $9 million recovery in the 2022 deferred taxes for future withholding taxes, additional temporary difference reversals in 2022 of $6 million and $2 million lower weakening of foreign currencies in 2022.

For the year ended December 31, 2022, the Company generated net income of $287 million compared to $461 million in 2021, and the Company generated net income attributable to the shareholders of the Company of $253 million ($0.24 per share) compared to $420 million ($0.40 per share) in 2021. Adjusted net income attributable to the shareholders of the Company (refer to “Non-IFRS Measures”) for the year ended December 31, 2022 was $264 million ($0.25 per share) compared to $385 million ($0.37 per share) in 2021. Adjusted net income for the year ended December 31, 2022 excluded the write-down of mineral property interests of $12 million, reversal of impairment of long-lived assets of $1 million, loss on sale of mineral properties of $3 million, unrealized losses on derivative instruments of $10 million, dilution gain on Calibre investment of $6 million, non-cash interest income on deferred consideration receivable of $3 million and deferred income tax recovery of $5 million.

Cash flow provided by operating activities was $596 million for the year ended December 31, 2022 compared to $724 million during 2021, a decrease of $128 million. The decrease reflects higher production costs of $133 million, lower revenues of $30 million, higher long-term value added tax receivable outflows partially offset by higher realized gains on fuel contracts of $16 million and lower non-cash working capital outflows for the year ended December 31, 2022, most significantly for current income and other taxes payables as well as value-added tax receivables. During the year ended December 31, 2022 the Company paid $239 million (2021 - $324 million) of current income tax, withholding and other taxes in cash. For the year ended December 31, 2021, income tax payments were significantly higher than the year ended December 31, 2022 as a result of tax installments to settle the final 2020 tax liability of $138 million (including payment of the final 2020 priority dividend of $47 million due to the State of Mali) after a record earnings year in 2020), including approximately $27 million related to 2021 outstanding tax liability obligations. Based on current assumptions, including an average gold price of $1,700 per ounce for 2023, the Company is forecasting to make total cash income tax payments for current income tax, withholding and other taxes in 2023 of approximately $187 million.

B2Gold continues to maintain a strong financial position and liquidity. At December 31, 2022, the Company had cash and cash equivalents of $652 million compared to cash and cash equivalents of $673 million at December 31, 2021. Working capital at December 31, 2022 was $802 million compared to $802 million at December 31, 2021. At December 31, 2021, the full amount of the Company's $600 million RCF was undrawn and available.

Fourth quarter 2022 and 2021

Revenue

For the fourth quarter of 2022, consolidated gold revenue was $592 million on sales of 339,355 ounces at an average realized gold price of $1,746 per ounce, compared to $526 million on sales of 292,350 ounces at an average realized gold price of $1,800 per ounce in the fourth quarter of 2021. The increase in gold revenue of 13% ($66 million) was due to a 16% increase in gold ounces sold (mainly due to the higher gold production), partially offset by a 3% decrease in the average realized gold price.

In the fourth quarter of 2022, the Fekola Mine accounted for $415 million (fourth quarter of 2021 - $312 million) of gold revenue from the sale of 237,800 ounces (fourth quarter of 2021 - 173,700 ounces), the Masbate Mine accounted for $94 million (fourth quarter of 2021 - $73 million) of gold revenue from the sale of 53,865 ounces (fourth quarter of 2021 - 40,650 ounces), the Otjikoto Mine accounted for $83 million (fourth quarter of 2021 - $141 million) of gold revenue from the sale of 47,690 ounces (fourth quarter of 2021 - 78,000 ounces).

Production and operating costs
In the fourth quarter of 2022, B2Gold’s consolidated gold production was 352,769 ounces, 11% (35,058 ounces) higher than budget and 22% (63,920 ounces) higher than the fourth quarter of 2021 resulting from higher than budgeted gold production from the Fekola Mine of 244,014 ounces, a quarterly record for the operation. The Masbate Mine was in-line with budget, while the Otjikoto Mine was slightly below budget. The Company’s total gold production for the fourth quarter of 2022 was 367,870 ounces (including 15,101 ounces of attributable production from Calibre).
In the fourth quarter of 2022, consolidated cash operating costs (refer to "Non-IFRS Measures") were $440 per gold ounce produced ($470 per gold ounce sold), in line with budget and the fourth quarter of 2021. Including estimated attributable results for Calibre, cash operating costs for the fourth quarter of 2022 were $468 per gold ounce produced ($497 per gold ounce sold), in line with budget and the fourth quarter of 2021. Consolidated cash operating costs for the fourth quarter of 2022 were in line with budget and the fourth quarter of 2021, as a result of record gold production in the fourth quarter of 2022 and the benefit of weaker local currencies being partially offset by higher fuel and reagent costs.
Consolidated all-in sustaining costs (refer to "Non-IFRS Measures") for the fourth quarter of 2022 were $876 per gold ounce sold compared to a budget of $746 per gold ounce sold and $844 per gold ounce sold for the fourth quarter of 2021. Including estimated attributable results for Calibre, all-in sustaining costs for the fourth quarter of 2022 were $892 per gold ounce sold compared to a budget of $760 per gold ounce sold and $860 per gold ounce sold for the fourth quarter of 2021. As expected, all-in sustaining costs for the fourth quarter of 2022 were higher than budget due to the catch up of delayed budgeted sustaining capital expenditures from earlier quarters of 2022, as well as higher than budgeted G&A costs partially offset by higher than budgeted gold ounces sold.

Depreciation and depletion

Depreciation and depletion expense included in total cost of sales was $131 million in the fourth quarter of 2022 compared to $123 million in the fourth quarter of 2021. The 7% increase in depreciation expense was primarily due to a 16% increase in the gold ounces sold partially offset by a 9% decrease in the depreciation charge per ounce of gold sold. The decrease in the depreciation charge per gold ounce sold was a result of $9 million in additional depreciation recorded by the Otjikoto Mine in the fourth quarter of 2021 to reflect a decrease in expected recoverable ounces for its prestripping asset which was not repeated in the fourth quarter of 2022.
Royalties and production taxes
Royalties and production taxes included in total cost sales were $42 million for the fourth quarter of 2022 compared to $37 million in the fourth quarter of 2021. The 14% increase in royalties and production taxes resulted mainly from a 16% increase in gold ounces sold partially offset by a 3% decrease in the average realized gold price in the fourth quarter of 2021.
Other
G&A for the fourth quarter of 2022 increased by $2 million (to $21 million) compared to the fourth quarter of 2021 due to higher bank charges and travel expenses as the restrictions on travel due to the COVID-19 pandemic continued to be lifted.
Share-based payment expense for the fourth quarter of 2022 was $7 million, in line with the fourth quarter of 2021.
In the fourth quarter of 2022, the Company recorded a $5 million write-down of mineral property interests relating to greenfield exploration targets.
For the fourth quarter of 2021, the Company reported a net gain on the disposal of its Burkina Faso assets of $22 million.
At December 31, 2021, the Company reclassified its Ondundu Project to assets held for sale. In conjunction with this, the Company assessed its carrying value and recorded an impairment charge of $6 million in the fourth quarter of 2021.

For the fourth quarter of 2022, the Company's estimate of its share of Calibre's and BeMetals' net income was approximately $1 million compared to $4 million in the fourth quarter of 2021. The Company will update any differences in the first quarter of 2023.

The Company reported $6 million in foreign exchange gains for the fourth quarter of 2022 compared to foreign exchange losses of $2 million in the fourth quarter of 2021. The foreign exchange gains for the fourth quarter of 2022 resulted from the strengthening of local currency in Mali and Namibia versus the US dollar including the impact of foreign currency denominated working capital balances.

For the fourth quarter 2022, the Company recorded interest income of $4 million compared to $1 million in the fourth quarter of 2021 due to higher interest rates earned on its cash balances in 2022.
For the fourth quarter of 2022, the Company recorded a net current income, withholding and other taxes expense of $107 million compared to $96 million in the fourth quarter of 2021, consisting of current income tax of $87 million (fourth quarter of 2021 - $80 million), the 10% priority dividend to the State of Mali of $18 million (fourth quarter of 2021 - $14 million) and withholding tax (on dividends from subsidiaries/intercompany interest/management fees) of $2 million (fourth quarter of 2021 - $2 million). The priority dividend is accounted for as an income tax in accordance with IAS 12, Income Taxes. Compared to the fourth quarter of 2021, current tax expense in the fourth quarter of 2022 was higher mainly as a result of higher income from the mines in the fourth quarter of 2022 as compared to the fourth quarter of 2021 as well as accruals of $9 million for the expected settlement of various tax assessments. For the fourth quarter of 2022, the Company recorded a deferred income tax recovery of $48 million compared to a deferred income tax recovery of $14 million in the fourth quarter of 2021. The change in the deferred income tax recovery in the fourth quarter of 2022 was mostly due to the strengthening of the local currencies in Mali and Namibia whereas in the fourth quarter of 2021 there had been a weakening of local currencies. The deferred tax recovery from temporary difference reversals and lower deferred taxes payable in respect of future withholding tax were similar in the fourth quarters of 2022 and 2021.

Net income for the fourth quarter of 2022 was $176 million compared to $153 million for the fourth quarter of 2021 and the Company generated net income attributable to the shareholders of the Company of $158 million ($0.15 per share) for the fourth quarter of 2022 compared to $137 million ($0.13 per share) in the fourth quarter of 2021. Adjusted net income attributable to shareholders of the Company (refer to “Non-IFRS Measures”) for the fourth quarter of 2022 was $121 million ($0.11 per share) compared to $113 million ($0.11 per share) in the fourth quarter of 2021. Adjusted net income in the fourth quarter of 2022 excluded the write-down of mineral property interests of $5 million, unrealized losses on derivative instruments of $3 million and deferred income tax recovery of $44 million.

REVIEW OF MINING OPERATIONS AND DEVELOPMENT PROJECTS
Fekola Mine - Mali

	Three months ended		Year ended
	December 31		December 31
	2022	2021	2022	2021

Gold revenue ($ in thousands)	415,121	312,123	1,067,482	1,024,425
Gold sold (ounces)	237,800	173,700	599,600	570,450
Average realized gold price ($/ounce)	1,746	1,797	1,780	1,796
Tonnes of ore milled	2,469,924	2,412,690	9,376,096	9,143,022
Grade (grams/tonne)	3.31	2.24	2.14	2.05
Recovery (%)	92.8	94.2	92.9	94.2
Gold production (ounces)	244,014	163,539	598,661	567,795
Cash operating costs(1) ($/gold ounce sold)	358	314	545	439
Cash operating costs(1) ($/gold ounce produced)	348	379	537	449
Total cash costs(1) ($/gold ounce sold)	495	464	684	586
All-in sustaining costs(1) ($/gold ounce sold)	708	749	867	765
Capital expenditures ($ in thousands)	48,843	56,559	117,622	110,637
Exploration ($ in thousands)	1,366	3,691	15,214	13,014
(1)Non-IFRS measure. For a description of how these measures are calculated and a reconciliation of these measures to the most directly comparable measures specified, defined or determined under IFRS and presented in the Company’s financial statements, refer to “Non-IFRS Measures”.

The Fekola Mine in Mali (owned 80% by the Company and 20% by the State of Mali) achieved another strong year in 2022, producing 598,661 ounces of gold, at the top end of the annual guidance range of 570,000 to 600,000 ounces and 5% (30,866 ounces) higher compared to 2021. For the year ended December 31, 2022, mill feed grade was 2.14 g/t compared to budget of 2.15 g/t and 2.05 g/t in 2021; mill throughput was 9.38 million tonnes (an annual record) compared to budget of 9.00 million tonnes and 9.14 million tonnes in 2021; and gold recovery averaged 92.9% compared to budget of 94.7% and 94.2% in 2021. In the fourth quarter of 2022, the Fekola Mine in Mali produced a quarterly record of 244,014 ounces of gold, 18% (37,245 ounces) higher than budgeted and 49% (80,475 ounces) higher compared to the fourth quarter of 2021, largely due to processing of additional high grade ore from Fekola Phase 6 pit. Full production from Phase 6 was made possible during the fourth quarter of 2022 by improvements made to the pit dewatering system. During the fourth quarter of 2022, the Fekola processing facilities continued to outperform budget with 2.47 million tonnes processed as a result of continued favorable ore fragmentation, availability of supplemental saprolite feed and continued optimization of the grinding circuit. Mill feed grade was higher in the fourth quarter of 2022 due to the increased volume of high grade ore processed from Fekola Phase 6 pit. Mined ore tonnage and grade continue to reconcile well with the Fekola resource model. For the fourth quarter of 2022, mill feed grade was 3.31 g/t compared to budget of 2.99 g/t and 2.24 g/t in the fourth quarter of 2021; mill throughput was 2.47 million tonnes compared to budget of 2.26 million tonnes and 2.41 million tonnes in the fourth quarter of 2021; and gold recovery averaged 92.8% compared to budget of 95.2% and 94.2% in the fourth quarter of 2021.

For the year ended December 31, 2022, the Fekola Mine's cash operating costs (refer to “Non-IFRS Measures”) of $537 per ounce produced ($545 per gold ounce sold) were within the guidance range of $510 to $550 per ounce and $88 (20%) per ounce produced higher than in 2021. For the year ended December 31, 2022, Fekola's cash operating costs reflected total mining, processing and site general costs generally in line with budget. Total costs were largely in line with budget due to lower overall tonnes mined compared to budget and slightly higher than budgeted fuel prices realized in 2022. Fuel prices are set in advance by the State and therefore subject to timing delays between market fuel price increases and those experienced at the Fekola Mine. Fekola fuel prices were significantly lower than budget in the first quarter of 2022 but following the reset of State fuel pricing in the last nine months of 2022, fuel prices increased resulting in fuel prices overall being slightly higher than budget for 2022. For the year ended December 31, 2022, cash operating costs per ounce produced were higher, as expected, compared to the year ended December 31, 2021 mainly due to higher fuel and consumables costs and increased mining costs from operating deeper in the Fekola Pit. Fekola’s cash operating costs for the fourth quarter of 2022 were $348 per gold ounce produced ($358 per gold ounce sold), in line with the budget of $332 per gold ounce produced and lower than the $379 per gold ounce produced for the fourth quarter of 2021. For the fourth quarter of 2022, cash operating costs per ounce produced were lower compared to the fourth quarter of 2021 mainly due to the record quarterly production in the fourth quarter of 2022.

All-in sustaining costs (refer to “Non-IFRS Measures”) for the Fekola Mine for the year ended December 31, 2022 were $867 per gold ounce sold, within the guidance range of between $840 and $880 per ounce. For the year ended December 31, 2021, all-in sustaining costs were $765 per gold ounce sold. All-in sustaining costs for the year ended December 31, 2022 were within the Fekola Mine's guidance range and higher than the year ended December 31, 2021 as a result of the higher cash operating costs discussed above and higher G&A costs, partially offset by higher than budgeted realized gains on fuel derivatives and higher gold ounces sold. All-in sustaining costs for the fourth quarter of 2022 were $708 per gold ounce sold compared to a budget of $606 per gold ounce sold and $749 per gold ounce sold in the fourth quarter of 2021. As expected, all-in sustaining costs for the fourth quarter of 2022 were impacted by the catch up of budgeted sustaining capital expenditures delayed from earlier quarters of 2022 at Fekola, as well as higher than budgeted G&A costs.

Capital expenditures for the year ended December 31, 2022 totalled $118 million, primarily consisting of $40 million for mobile equipment purchases and rebuilds, $21 million for tailings storage facility expansion and equipment, $14 million for prestripping, and $19 million for the development of the Cardinal zone, including mobile equipment purchases. Capital expenditures in the fourth quarter of 2022 totalled $49 million and consisted of $22 million for mobile equipment purchases and rebuilds, $7 million for the development of Cardinal including mobile equipment purchases and $5 million for processing plant equipment.

On July 3, 2022, ECOWAS removed the economic, financial and diplomatic sanctions imposed on Mali in January 2022. The sanctions were removed by ECOWAS after the interim Malian Government announced a two-year transition to presidential elections and promulgated a new electoral law. Mali’s borders with its neighbouring countries have now re-opened to normal commercial traffic and ordinary supply routes are available. Throughout the period of the sanctions, the Fekola Mine continued to operate normally and meet its production targets while maintaining a good working relationship with the interim Government.

The low-cost Fekola Complex4 in Mali is expected to produce between 580,000 and 610,000 ounces of gold in 2023 at cash operating costs of between $565 and $625 per ounce and all-in sustaining costs of between $1,085 and $1,145 per ounce. At the Fekola Mine, ore will continue to be mined from the Fekola and Cardinal pits and for Fekola Regional operations, initial saprolite production (to be processed in the Fekola Mill) is expected to commence from the Bantako permit starting in the third quarter of 2023. Saprolite production from the Bantako permit is expected to generate approximately 18,000 ounces of gold production in 2023 with Fekola Regional production levels continuing to ramp-up through 2024. The Fekola Mine is expected to process 9 million tonnes of ore during 2023 at an average grade of 2.20 g/t with a process gold recovery of 93.4%. The expected increase in Fekola's all-in sustaining costs for 2023 reflects, predominantly, higher sustaining capital expenditures.

Capital expenditures in 2023 at Fekola are expected to total approximately $352 million, of which approximately $214 million is classified as sustaining capital expenditures and $138 million is classified as non-sustaining capital expenditures. Sustaining capital expenditures are anticipated to include, amongst other items, $101 million for capitalized stripping, $51 million for new and replacement Fekola mining equipment, including capitalized rebuilds, and $35 million to commence construction of a new tailings storage facility. Non-sustaining capital expenditures are anticipated to include $63 million to develop and equip Fekola Regional's Anaconda Area and Dandoko project, $54 million for underground mine development (Fekola Mine underground ore production anticipated to commence in the second half of 2025) and $16 million for haul road construction to Fekola Regional's Anaconda Area and Dandoko project.

4 Fekola Complex is comprised of Fekola Mine (Medinandi permit hosting the Fekola and Cardinal zones) and Fekola Regional (Anaconda Area (Bantako and Menankoto permits), Bakolobi and Dandoko permits).

Masbate Mine – Philippines

	Three months ended		Year ended
	December 31		December 31
	2022	2021	2022	2021

Gold revenue ($ in thousands)	94,010	73,252	384,714	398,879
Gold sold (ounces)	53,865	40,650	214,015	222,291
Average realized gold price ($/ounce)	1,745	1,802	1,798	1,794
Tonnes of ore milled	2,043,931	1,948,003	7,929,094	7,600,094
Grade (grams/tonne)	1.08	0.95	1.11	1.11
Recovery (%)	68.3	78.5	74.9	81.6
Gold production (ounces)	48,687	46,629	212,728	222,227
Cash operating costs(1) ($/gold ounce sold)	877	939	830	660
Cash operating costs(1) ($/gold ounce produced)	872	952	817	682
Total cash costs(1) ($/gold ounce sold)	984	1,070	937	766
All-in sustaining costs(1) ($/gold ounce sold)	1,187	1,331	1,104	914
Capital expenditures ($ in thousands)	9,620	10,378	39,528	30,743
Exploration ($ in thousands)	1,648	1,142	4,759	5,013

(1)Non-IFRS measure. For a description of how these measures are calculated and a reconciliation of these measures to the most directly comparable measures specified, defined or determined under IFRS and presented in the Company’s financial statements, refer to “Non-IFRS Measures”.

The Masbate Mine in the Philippines continued its strong operational performance for 2022, producing 212,728 ounces of gold, slightly below the revised guidance range of 215,000 to 225,000 ounces (but at the upper end of the original guidance range of 205,000 to 215,000 ounces). Masbate's 2022 annual gold production was 4% (9,499 ounces) lower compared to 2021, mainly resulting from lower average gold recoveries, partially offset by higher mill throughput. Lower gold recoveries for 2022 as compared to 2021 were primarily due to processing more sulphide and transitional ore in 2022, which has lower gold recovery as compared to ore processed in 2021 containing a higher percentage of oxide feed. For a similar reason, average 2022 gold recoveries were slightly less than budget due to planned changes in mining sequence that prioritized processing a higher percentage of sulphide and transitional ore as compared to budget. Masbate's mill throughput was above budget in 2022 due to improved ore fragmentation, optimization of mill operations and improved blending of mill feed. Mined ore tonnage and grade continue to reconcile well with the Masbate resource model. For the year ended December 31, 2022, mill feed grade was 1.11 g/t compared to budget of 1.09 g/t and 1.11 g/t in 2021; mill throughput was 7.93 million tonnes compared to budget of 7.68 million tonnes and 7.60 million tonnes in 2021; and gold recovery averaged 74.9% compared to budget of 77.4% and 81.6% in 2021. In the fourth quarter of 2022, Masbate produced 48,687 ounces of gold, in line with budget. Lower gold recoveries during the quarter were offset by slightly higher than budgeted gold mill feed grades and higher than budgeted mill throughput. Fourth quarter 2022 mill feed grade was 1.08 g/t compared to budget of 1.07 g/t and 0.95 g/t in the fourth quarter of 2021; mill throughput was 2.04 million tonnes compared to budget of 1.90 million tonnes and 1.95 million tonnes in the fourth quarter of 2021; and gold recovery averaged 68.3% compared to budget of 75.5% and 78.5% in the fourth quarter of 2021. Fourth quarter 2022 gold production was higher by 4% (2,058 ounces) compared to the fourth quarter of 2021 due to higher processed ore grade and mill throughput partially offset by lower recoveries. Processed grade was higher in the fourth quarter of 2022 (compared to the fourth quarter of 2021) due to planned mining of more high grade ore during the fourth quarter of 2022. Gold recoveries for processed ore were lower in the fourth quarter of 2022 (compared to the fourth quarter of 2021) due to the processing of a higher ratio of sulphide and transitional ore to oxide ore as compared to 2021.

The Masbate Mine’s cash operating costs (refer to “Non-IFRS Measures”) of $817 per ounce produced for the year ended December 31, 2022 ($830 per gold ounce sold) were slightly below the revised guidance range of between $820 to $860 per ounce (but above the original guidance range of $740 to $780 per ounce). Cash operating costs per gold ounce produced for the year ended December 31, 2022 were above budget resulting from higher than budgeted mining and processing costs resulting from higher than budgeted diesel and HFO costs, partially offset by higher than budgeted gold produced. Cash operating costs per ounce produced for the year ended December 31, 2022 were 20% higher than the year ended December 31, 2021 mainly as a result of expected increases to operating costs due to inflation including higher fuel and other consumables costs. The Masbate Mine's cash operating costs for the fourth quarter of 2022 were $872 per gold ounce produced ($877 per gold ounce sold) which was $120 per ounce produced higher than budget and $80 per ounce produced lower than the fourth quarter of 2021. The higher cash operating costs per gold ounce produced in the fourth quarter of 2022 compared to budget arose from inflation driven higher than budgeted fuel prices as previously noted. Cash operating costs for the fourth quarter of 2022 were lower than the fourth quarter of 2021 due to higher gold production in the fourth quarter of 2022.

All-in sustaining costs (refer to “Non-IFRS Measures”) for the Masbate Mine were $1,104 per gold ounce sold for the year ended December 31, 2022, at the upper end of its guidance range of between $1,070 and $1,110 per ounce, compared to $914 per gold ounce sold for the year ended December 31, 2021. All-in sustaining costs for the year ended December 31, 2022 were at the upper end of the Masbate Mine's guidance range as a result of the higher cash operating costs discussed above, partially offset by higher than budgeted realized gains on fuel derivatives. All-in sustaining costs for the fourth quarter of 2022 were

$1,187 per gold ounce sold compared to a budget of $956 per gold ounce sold and $1,331 per gold ounce sold in the fourth quarter of 2021. As expected, all-in sustaining costs for the fourth quarter of 2022 were higher than budget as a result of higher than budgeted operating costs resulting from inflation driven higher than budgeted fuel prices and the expected catch up of budgeted sustaining capital delayed from earlier quarters of 2022, partially offset by higher than budgeted realized gains on fuel derivatives and higher than budgeted gold ounces sold.

Capital expenditures totalled $40 million in 2022, including mobile equipment rebuilds and purchases of $19 million, $8 million for an additional powerhouse generator and $4 million for tailings storage facility projects. Capital expenditures for the fourth quarter of 2022 totalled $10 million consisting primarily of mobile equipment rebuilds and purchases of $4 million, $3 million for an additional powerhouse generator and $1 million for tailings storage facility projects.

The Masbate Mine in the Philippines is expected to produce between 170,000 and 190,000 ounces of gold in 2023 at cash operating costs of between $985 and $1,045 per ounce and all-in sustaining costs of between $1,370 and $1,430 per ounce. For 2023, Masbate is expected to process 7.8 million tonnes of ore at an average grade of 0.96 g/t with a process gold recovery of 74.5%. Gold production is scheduled to be relatively consistent throughout 2023. Mill feed will be a blend of mined fresh ore sourced from the Main Vein Pit and low-grade ore stockpiles. The anticipated increase in Masbate's all-in sustaining costs for 2023 reflects, predominantly, higher sustaining capital expenditures.

Capital expenditures for 2023 at Masbate are expected to total $44 million, of which approximately $38 million is classified as sustaining capital expenditures and $6 million is classified as non-sustaining capital expenditures. Sustaining capital expenditures are anticipated to include $9 million for deferred stripping, $18 million for mining equipment replacement and rebuilds and $4 million for tailing storage facility development and equipment. Non-sustaining capital expenditures are anticipated to include $5 million for land acquisition and development.

Otjikoto Mine - Namibia

	Three months ended		Year ended
	December 31		December 31
	2022	2021	2022	2021

Gold revenue ($ in thousands)	83,337	140,738	280,394	338,960
Gold sold (ounces)	47,690	78,000	155,540	188,660
Average realized gold price ($/ounce)	1,747	1,804	1,803	1,797
Tonnes of ore milled	839,599	885,232	3,412,960	3,541,599
Grade (grams/tonne)	2.25	2.79	1.50	1.76
Recovery (%)	98.8	99.1	98.5	98.6
Gold production (ounces)	60,068	78,681	161,614	197,573
Cash operating costs(1) ($/gold ounce sold)	572	334	786	511
Cash operating costs(1) ($/gold ounce produced)	465	338	769	493
Total cash costs(1) ($/gold ounce sold)	642	407	858	583
All-in sustaining costs(1) ($/gold ounce sold)	965	583	1,161	908
Capital expenditures ($ in thousands)	19,521	21,599	79,096	80,936
Exploration ($ in thousands)	1,201	1,578	3,476	4,424
(1)Non-IFRS measure. For a description of how these measures are calculated and a reconciliation of these measures to the most directly comparable measures specified, defined or determined under IFRS and presented in the Company’s financial statements, refer to “Non-IFRS Measures”.

The Otjikoto Mine in Namibia, in which the Company holds a 90% interest, had a strong finish to 2022 and produced 161,614 ounces of gold, slightly below the revised guidance range of 165,000 to 175,000 ounces (original guidance range was 175,000 to 185,000 ounces) and 18% (35,959 ounces) lower compared to 2021, mainly due to delays in bringing the Wolfshag underground mine into production. Project delays were due to issues achieving development rates in prior periods, which were addressed through the appointment of a new underground development contractor in April 2022. Development rates in the Wolfshag underground mine have improved and are in line with budget, with access to initial development ore achieved in the third quarter of 2022 and stope ore production having commenced in the fourth quarter of 2022. To start 2023, Wolfshag underground ore production rates are at expected levels, open pit high grade ore stockpile balances are above budgeted volumes and mined ore tonnage and grade continue to reconcile well with Otjikoto’s resource model. The initial underground Mineral Reserve estimate for the down-plunge extension of the Wolfshag deposit includes 210,000 ounces of gold in 1.2 million tonnes of ore at 5.57 g/t gold. For the year ended December 31, 2022, mill feed grade was 1.50 g/t compared to budget of 1.68 g/t and 1.76 g/t in 2021; mill throughput was 3.41 million tonnes compared to budget of 3.40 million tonnes and 3.54 million tonnes in 2021; and gold recovery averaged 98.5% compared to budget of 98.0% and 98.6% in 2021. In the fourth quarter of 2022, the Otjikoto Mine produced 60,068 ounces of gold which was 4% (2,179 ounces) lower than budget and 24% (18,613 ounces) lower than the fourth quarter of 2021. The fourth quarter of 2022 included a monthly production record of 30,493 ounces of gold in December 2022. Fourth quarter of 2022 gold production was slightly lower than anticipated mainly due to the previously disclosed delayed ramp-up of ore production from the Wolfshag underground mine. For the fourth quarter of 2022, mill feed grade was 2.25 g/t compared to budget of 2.31 g/t and 2.79 g/t in the fourth quarter of 2021; mill throughput was 0.84 million tonnes compared to budget of 0.86 million tonnes and 0.89 million tonnes in the fourth quarter of 2021; and gold recovery averaged 98.8% compared to budget of 98.0% and 99.1% in the fourth quarter of 2021.

The Otjikoto Mine's cash operating costs (refer to “Non-IFRS Measures”) for the year ended December 31, 2022 were $769 per gold ounce produced ($786 per gold ounce sold), within its guidance range of between $740 to $780 per ounce. Cash operating costs per ounce for the year ended December 31, 2022 were in line with budget as a result of lower underground mining costs due to the delays in accessing the Wolfshag underground and a weaker than budgeted Namibian dollar partially offset by lower than budgeted production and higher than budgeted fuel and reagent costs. For the fourth quarter of 2022, the Otjikoto Mine's cash operating costs were $465 per gold ounce produced ($572 per ounce gold sold), $46 per ounce produced lower than budget, as a result of lower underground mining costs due to the delays in accessing the Wolfshag underground and a weaker than budgeted Namibian dollar partially offset by higher than budgeted fuel and reagent costs. Cash operating costs per ounce produced for the fourth quarter of 2022 and the year ended December 31, 2022 were 38% and 56% higher, respectively, than the fourth quarter of 2021 and the year ended December 31, 2021, respectively, mainly as a result of higher ounces produced in 2021, advancing into lower grade ore zones in the open pits in 2022 and higher fuel unit costs in 2022.

All-in sustaining costs (refer to “Non-IFRS Measures”) for the Otjikoto Mine for the year ended December 31, 2022 were $1,161 per gold ounce sold, which was at the high end of its guidance range of between $1,120 and $1,160 per ounce and higher compared to $908 per gold ounce sold in 2021. All-in sustaining costs for the year ended December 31, 2022 were at the high end of its guidance range as a result of lower than budgeted gold ounces sold and higher than budgeted lease expenditures partially offset by lower than budgeted sustaining capital expenditures and higher than budgeted realized gains on fuel derivatives. All-in sustaining costs for the fourth quarter of 2022 were $965 per gold ounce sold compared to the budget of $789 per gold ounce sold and higher than $583 per gold ounce sold in the fourth quarter of 2021. All-in sustaining costs for the fourth quarter of 2022 were higher than budget as a result of lower than budgeted gold ounces sold and higher than budgeted capital expenditures partially offset by higher than budgeted realized gains on fuel derivatives.

Capital expenditures totalled $79 million in 2022, primarily consisting of $35 million for Wolfshag underground development, $27 million for prestripping for the Otjikoto pit, $12 million in mobile equipment rebuilds and purchases and $5 million for the national power grid connection line. Capital expenditures for the fourth quarter of 2022 totalled $20 million primarily consisting of $8 million for prestripping for the Otjikoto pit, $7 million for Wolfshag underground development and $3 million in mobile equipment rebuilds and purchases.

The Otjikoto Mine in Namibia is expected to produce between 190,000 and 210,000 ounces of gold in 2023 at cash operating costs of between $590 and $650 per ounce and all-in sustaining costs of between $1,080 and $1,140 per ounce. For 2023, Otjikoto is expected to process a total of 3.4 million tonnes of ore at an average grade of 1.87 g/t with a process gold recovery of 98.0%. In the first half of 2023, processed ore will be sourced from the Otjikoto pit and the Wolfshag underground mine, supplemented by existing medium and high grade ore stockpiles. Otjikoto's gold production is expected to be weighted approximately 60% to the second half of 2023 due to the timing of high grade ore mining from the Otjikoto pit and increased ore volumes from the Wolfshag underground mine. The anticipated decrease in Otjikoto's all-in sustaining costs for 2023 reflects the benefits of processing higher grade ore from the Otjikoto pit and the Wolfshag underground mine in the second half of 2023.

Capital expenditures in 2023 at Otjikoto are expected to total $77 million, of which approximately $74 million is classified as sustaining capital expenditures and $3 million is classified as non-sustaining capital expenditures. Sustaining capital expenditures are anticipated to include $71 million for capitalized stripping and capitalized development and $3 million for mobile equipment rebuilds.

Investment in Calibre

On January 12, 2022, Calibre completed its acquisition of Fiore and issued 101,321,923 Calibre common shares reducing B2Gold's ownership interest in Calibre to approximately 25%. As a result of the acquisition, Calibre acquired a 100% interest in Fiore’s operating Pan Gold Mine, adjacent advanced-stage Gold Rock Project and the past producing Illipah Gold Project in Nevada, as well as the Golden Eagle project in Washington State.

At December 31, 2022, B2Gold held approximately 25% of the total issued and outstanding Calibre common shares and equity accounts for this ownership interest. The market value of the Company's 25% common shareholding of Calibre at December 31, 2022 was $74 million. For the year ended December 31, 2022, the Company's estimate of its share of Calibre's net income based on publicly available information was approximately $12 million. For the fourth quarter of 2022, the Company's estimate of its share of Calibre's net income based on publicly available information was approximately $3 million. Calibre will report its fourth quarter and full year 2022 financial results on February 22, 2023. The Company will update any differences in the first quarter of 2023.

Attributable share of Calibre production and costs

Based on Calibre's production press release dated January 10, 2023, consolidated production of Calibre for the year ended December 31, 2022 was 221,996 ounces of which the Company's attributable share was 54,871 ounces. Consolidated production of Calibre for the fourth quarter of 2022 was 61,294 ounces of which the Company's attributable share was 15,101 ounces.

The Company has assumed that the consolidated cash operating costs per ounce produced and all-in sustaining costs for Calibre for the year ended December 31, 2022 will be at the mid-point of the guidance ranges of approximately $970 to $1,070 per ounce and $1,100 to $1,200 per ounce, respectively. Consolidated cash operating costs per ounce produced and all-in sustaining costs for Calibre for the fourth quarter of 2022 reflect the adjustment for actual first nine months of 2022 results.

In 2023, Calibre operations are forecast to produce between 250,000 and 275,000 ounces of gold. The Company’s expected share (25%) of attributable ounces produced projected from Calibre is between 60,000 and 70,000 ounces. Calibre’s cash operating costs are forecast to be between $960 and $1,060 per ounce and all-in sustaining costs are forecast to be between $1,175 and $1,275 per ounce.

Fekola Complex - Fekola Mine and Fekola Regional Development

The Fekola Complex is comprised of the Fekola Mine (Medinandi permit hosting the Fekola and Cardinal zones) and Fekola Regional (Anaconda Area (Bantako and Menankoto permits), Bakolobi and Dandoko permits).

Based on the updated Anaconda Area Mineral Resource estimate and B2Gold's preliminary planning, the Company has demonstrated that the Anaconda Area (Bantako and Menankoto permit areas) could provide selective higher grade saprolite material (average grade of 2.2 g/t gold) to be trucked approximately 20 kilometres and fed into the Fekola mill at a rate of up to 1.5 Mtpa. Trucking of selective higher grade saprolite material from the Anaconda Area to the Fekola mill will increase the ore processed and has the potential to generate approximately 80,000 to 100,000 ounces of initial gold production per year from Fekola Regional annual production (Fekola Regional Phase I). Initial saprolite production is expected to commence from the Bantako permit starting in the third quarter of 2023 and is expected to contribute approximately 18,000 ounces of gold in 2023 with Fekola Regional production levels continuing to ramp-up through 2024.

In 2022, the Company invested $26 million for the development of Fekola Regional (Anaconda Area) saprolite mining including road construction, mine infrastructure, and mining equipment. The construction mobile equipment fleet is now in operation, and the Company broke ground on roads and mining infrastructure construction in the fourth quarter of 2022. Engineering and procurement of the mine workshop and mobile equipment is on schedule to support saprolite production from the Bantako permit area as early as the third quarter of 2023. Production from Bantako is contingent upon receipt of all necessary permits. The Company continues to focus on optimizing long-term Fekola Complex project value from all of the various oxide and sulphide material sources including Fekola Pit, Fekola Underground, Cardinal, and the Bantako, Menankoto, Dandoko and Bakolobi permits.

Preliminary results of a Fekola Complex optimization study, coupled with 2022 exploration drilling results, indicate that there is a significant opportunity to increase gold production and resource utilization with the addition of oxide processing capacity. The Company has therefore commenced an engineering study of a Fekola Regional stand-alone mill and oxide processing facilities (expected to be located on the Anaconda Area). Construction of a stand-alone oxide mill will be Phase II of the Fekola Regional Development Plan. The engineering study will be based on processing at least 4 Mtpa of saprolite and transitional (oxide) resources, with an option to add fresh rock (sulphide) capabilities in the future. Results of this study are expected in the second quarter of 2023. Conceptual analysis indicates that the combined Fekola and Fekola Regional processing facilities could have the potential to produce more than 800,000 ounces of gold per year from the Fekola Complex commencing as early as 2026, subject to delineation of additional mineral resources and development, completion of feasibility studies, and the receipt of all necessary regulatory approvals and permits. Following the Company's recently announced acquisition of Sabina Gold, the construction timeline for a Fekola Regional stand-alone oxide mill will be scheduled to allow for completion of the Goose Project in the first quarter of 2025. Further expansion of the Mamba and Cobra sulphide zones has the potential to increase Fekola Regional production and sustain the Fekola Complex potential production profile over the longer term. Drilling is currently ongoing at the Mamba and Cobra oxide and sulphide zones.
Gramalote Project - Colombia
The Gramalote Feasibility Study has been completed for the Gramalote Project, a joint venture between B2Gold and AngloGold, and both partners have determined that the project does not meet their investment thresholds for development of the project. The Gramalote Project continues to benefit from government support as well as continuing support from local communities. B2Gold and AngloGold have completed a comprehensive review of the alternatives relating to the Gramalote Project and consider that the interests of all stakeholders would be best served by finding a buyer for the Project. The partners commenced a joint sales process for the Gramalote Project in the fourth quarter of 2022.

Community Relations Update
In 2022, the Company invested a total of $6 million in its community relations programs, comprised of direct expenditures of $3 million and related social taxes (mandated to be used for social programs) of $3 million across the various countries where it operates.

Mining projects provide a unique opportunity for engaging with and contributing to the development of host communities. As part of the Company's approach to generate a positive socio-economic impact and legacy, one of B2Gold's goals is to help build sustainable communities, with B2Gold acting as a catalyst and community members playing a lead role in their own development. The Company believes that working through an inclusive process with local stakeholders, government and non-government organization ("NGO") partners to identify, select and implement projects is an important factor in the long-term success of community development. By putting decision-making in the hands of stakeholders, B2Gold aims for local ownership of projects and outcomes, improved alignment between government and B2Gold efforts, and strengthened local capacity to build prosperous and healthy communities. B2Gold's Community Investment Standard, which aligns with the IFC Performance Standards and International Council on Mining and Metals guidance on community development, defines how the Company focuses on sustainable contributions to the communities where B2Gold operates.

Fekola Mine

Fekola implements its social investment activities under the framework of the Fekola Community Development Plan ("CDP"). The CDP has a three year cycle and projects are selected by community members and approved by a steering committee led by the Sub-prefect of Kéniéba. Through the CDP, approximately $0.5 million was invested in 2022 in the Kéniéba District on various projects in the areas of water and sanitation, education and health access, and livelihood restoration.

Beyond the CDP, B2Gold is developing a 70 hectare ("ha") irrigation project that will provide opportunities to impacted communities for market gardening and winter crop production. The project has the potential to expand to 300 ha and accommodate approximately 600 local farmers. Governance of the project is shared between representatives of customary chiefs and local youth and women’s associations. In 2022, B2Gold invested $0.5 million in this irrigation project.

B2Gold, in partnership with Global Affairs Canada, is also supporting the FEMA Project (Femmes et Enfants des communautés Minières Artisanales), which aims to improve conditions for women and children living in artisanal mining communities within the Fekola Mine’s area of influence. The FEMA Project will continue for five years. FEMA’s focus is on developing livelihood opportunities for women, reducing child labour, and improving social conditions for vulnerable populations. The project is being implemented by Cowater International in association with Canadian NGOs Right to Play and IMPACT, and the Federation of Women in Mining of Mali. In 2022, B2Gold contributed $0.4 million to the FEMA Project.

In addition, B2Gold provides community donations where meaningful opportunities are identified, including scholarship programs and food security initiatives.

Masbate Mine

Philippines regulations mandate that a social tax equal to 1.5% of operational costs is invested in support of socio-economic development in the areas impacted by a mining operation, resulting in a significant community investment budget managed by the Masbate Mine through an annual Social Development Management Plan ("SDMP"). Projects are identified and implemented in coordination with multi-stakeholder committees and town councils, and support education, infrastructure, health services, and livelihood development.

As a component of the SDMP, Masbate is partnering with the Philippines Department of Information and Communications Technology (DICT) on the Digital Jobs Project. The Project provides training to community members in various technical courses such as virtual assistance, web development, search engine optimization, graphic design, e-commerce, and online bookkeeping.

In 2022, the Company invested $4 million in community initiatives, of which approximately $3 million was invested through the SDMP and approximately $1 million was invested through other initiatives, including the donation of school supplies and equipment, ambulances, hospital equipment, medicines, vaccines, and personal protective equipment; and the sponsorship of various cultural events.

Otjikoto Mine

Namibia, through its Community Social Investment Strategy, targets health, education, culture, environment, and small business development as community investment initiatives. Investment is carried out not only within the Otjikoto Mine area of influence but also in Windhoek and other vulnerable localities in Namibia. In 2022, the Company supported programs in early childhood development, primary and secondary schools, vocational training and small-scale enterprise. A total of $1.5 million was invested in these social development programs in 2022.

Gramalote Project

In Colombia, community investment initiatives targeted education, health, livelihoods, arts and culture activities in the San Roque District. In 2022, projects included support of a local training and skills development centre and the provision of community education programs. The Company continues its formalization programs for artisanal mining and has agreed to invest resources with the miners of La Maria to pilot an infrastructure project.

For the third consecutive year, the Gramalote Project was recognized for its socio-economic contributions by the Secretary of Mines with the 2022 Social Seal of Mining award.

Vancouver, Canada, Corporate Office

B2Gold actively supports sustainable projects in health, education, livelihoods and environmental conservation throughout the world in jurisdictions where it operates. As a Canadian company, B2Gold is also committed to supporting CSR initiatives at home through its More Than Mining Fund. The fund invests in programs to support people living with challenges associated with poverty, mental health, addiction, violence, and abuse. The fund partners with local charity organizations that deliver complex social services to the most vulnerable and at-risk people.

In 2022, the Company provided financial support of approximately CDN$1 million to community organizations in Canada. In Metro Vancouver, four partner organizations received CDN$550,000 to address socio-economic issues:

•Supporting Access to Food: The demand for food support in the local community has increased dramatically during the pandemic and food insecurity for many families and individuals continues. The Greater Vancouver Food Bank provides healthy food to those in need, including over 10,000 clients and approximately 110 Community Agency Partners across Metro Vancouver.
•Housing, Health Care and Harm Reduction: Vulnerable communities and people living with mental health challenges are at greater risk when combined with poverty or homelessness. The PHS Community Services Society and the Bloom Group Community Services Society provide housing, health care, harm reduction, and health promotion for some of the most vulnerable and under-served people in Vancouver’s Downtown Eastside community.
•Support for At-Risk Youth and Homeless: Young people are a vulnerable subset of the homeless population. Covenant House Vancouver provides food, shelter, medical care, and other support services to Vancouver’s homeless and at-risk street youth.

B2Gold also donated CDN$350,000 to the following programs and campaigns in Metro Vancouver that align with the More Than Mining Fund criteria:

•First United’s First Forward Campaign, which will address critical housing, health, and social justice needs in the community by redeveloping their current site into a purpose-built space offering four floors of community amenities, programs and services, and below-market rental housing for Indigenous Peoples;
•PLEA Community Services' Children of the Street Program, to deliver prevention initiatives that provide children and families with information and practical tools to keep young people safe from sexual exploitation; and
•YWCA Metro Vancouver, to support their Violence Prevention Program for women.

In addition, the Company donated CDN$100,000 to the Canadian Red Cross to support their Hurricane Fiona relief efforts, long-term recovery, and resilience and risk reduction activities following widespread flooding and damage to homes, buildings and infrastructure, impacting communities across five provinces: Newfoundland, Prince Edward Island, Nova Scotia, New Brunswick and Quebec. This donation was matched by the Federal Government.

LIQUIDITY AND CAPITAL RESOURCES
B2Gold continues to maintain a strong financial position and liquidity. At December 31, 2022, the Company had cash and cash equivalents of $652 million compared to cash and cash equivalents of $673 million at December 31, 2021. Working capital at December 31, 2022 was $802 million compared to $802 million at December 31, 2021. At December 31, 2022, the full amount of the Company's $600 million RCF was undrawn and available.

On December 16, 2021, the Company entered into an amended RCF agreement with its existing syndicate of banks. The maximum available for drawdown under the facility remains at $600 million with an accordion feature, available on the receipt of additional binding commitments, for a further $200 million. The RCF bears interest on a sliding scale of between LIBOR plus 2.00% to 2.50% based on the Company’s consolidated net leverage ratio. (The RCF provides for the transition from LIBOR to a new benchmark rate prior to its replacement effective July 1, 2023. The new benchmark rate is based the Secured Overnight Financing Rate (“SOFR”) plus a term credit spread adjustment in addition to the existing sliding scale premium of between 2.00% to 2.50%.) Commitment fees for the undrawn portion of the facility are also on a sliding scale basis of between 0.45% and 0.563%. The term of the RCF is four years, maturing on December 16, 2025. The Company has provided security on the RCF in the form of a general security interest over the Company’s assets and pledges creating a charge over the shares of certain of the Company’s direct and indirect subsidiaries. In connection with the RCF, the Company must also maintain certain ratios for leverage and interest coverage. As at December 31, 2022, the Company was in compliance with these debt covenants.

During 2016, the Company entered into a Euro 71 million term equipment facility with Caterpillar Financial SARL, as Mandated Lead Arranger, and Caterpillar Financial Services Corporation, as original lender. The aggregate principal amount of up to Euro 71 million was available to the Company’s majority-owned subsidiary, Fekola SA (the “Borrower”) to finance or refinance the mining fleet and other mining equipment at the Fekola Mine and has been fully drawn. Each equipment loan is repayable in 20 equal quarterly installments. The final repayment date shall be five years from the first disbursement under each equipment loan. The interest rate on each loan is a rate per annum equal to EURIBOR plus a margin of 5.10%. A commitment fee of 1.15% per annum on the undrawn balance of each tranche for the first twenty-four months after December 7, 2016 and 0.5% thereafter is also due, each payable quarterly. In each case, from October 1, 2017, 0.4167% per annum on the undrawn balance of each tranche. The Company and its subsidiary, Mali Mining Investments Limited, have guaranteed the equipment facility and security is given over the equipment of the Borrower which has been financed by the equipment facility, related warranty and insurance, and over the debt service reserve account ("DSRA"). The Borrower is required to maintain a deposit in a DSRA equal at all times to the total of the principal, interest and other payments that become payable over the next six months. As at December 31, 2022, the balance in the DSRA account was Euro 3 million ($3 million equivalent). On September 29, 2020, the Company entered into a new term equipment facility (the "new equipment facility") with Caterpillar Financial Services Corporation for an aggregate principal amount of up to the Euro equivalent of $40 million. The new equipment facility was available to the Borrower to finance or refinance up to 75% of the cost of mining fleet and other mining equipment at the Company's Fekola Mine in Mali. The new equipment facility was available from the date of the agreement and ends on the earlier of the day when the new equipment facility is fully drawn and September 29, 2021. The new equipment facility may be drawn in installments of not less than Euro 5 million, and each such installment shall be treated as a separate equipment loan. On October 26, 2020, the Borrower drew down the entire amount under the new equipment facility for proceeds of Euro 36 million.

Each equipment loan is repayable in 20 equal quarterly installments. The final repayment date shall be five years from the first disbursement under each equipment loan. The interest rate on each loan is a rate per annum equal to EURIBOR plus a margin of 4.25%. A commitment fee of 0.85% per annum on the undrawn balance of the new equipment facility for the term of the facility is also due, payable quarterly commencing 12 months from the date of the agreement. The Company and its wholly-owned subsidiary, Mali Mining Investments Limited, have guaranteed the new equipment facility and security is given over the equipment of the Borrower which has been financed by the new equipment facility, related warranty and insurance.

On June 1, 2017, the Company entered into an $18 million term equipment facility with Caterpillar Financial Services Philippines Inc. The aggregate principal amount is available to the Company’s Philippines subsidiaries to finance or refinance the mining fleet and other mining equipment at the Company's Masbate Mine and has been fully drawn. Each equipment loan is repayable in 20 equal quarterly installments. The final repayment date shall be five years from the first disbursement under each equipment loan. The interest rate on each loan is a rate per annum equal to LIBOR plus a margin of 3.85%. The Company has guaranteed the equipment facilities and security is given over the equipment of the Borrower which has been financed by the equipment facilities. At December 31, 2022, the facility had been fully drawn.

For the year ended December 31, 2022, capital expenditures totalled $342 million. The most significant expenditures were Fekola Mine expenditures of $118 million, Masbate Mine expenditures of $40 million, Otjikoto Mine expenditures of $79 million, Fekola Regional pre-development expenditures of $26 million and Gramalote Project expenditures of $16 million (refer to “Review of Mining Operations and Development Projects" section for additional details of capital expenditures). Exploration costs for the year ended December 31, 2022 totalled $64 million. In addition, for the year ended December 31, 2022, the Company made a $8 million mineral property exercise option payment in relation to the Ondundu Project, incurred $48 million in acquisition costs for the Bakolobi permit in Mali, incurred $21 million in acquisition costs for Oklo, funded reclamation escrow accounts of $7 million, issued a $5 million loan to an associate and received $45 million for the deferred consideration receivable in relation to the sale of the Kiaka project in 2021.

As at December 31, 2022, and in addition to those commitments disclosed elsewhere in this MD&A, the Company had the following commitments:

•For payments of $29 million for mobile equipment, $9 million related to mobile equipment rebuilds, $6 million related to plant and powerhouse maintenance, $1 million for the tailings storage facility expansion, $1 million for underground development and $3 million for other capital projects at the Fekola Mine, all of which is expected to be incurred in 2023.
•For payments of $13 million for mobile equipment and $2 million for infrastructure for Fekola Regional pre-development, all of which is expected to be incurred in 2023.
•For payments of $8 million for mobile equipment at the Masbate Mine, all of which is expected to be incurred in 2023.
•For payments of $1 million for the Gramalote Project, all of which is expected to be incurred in 2023.

For 2023, the Company has budgeted total capital expenditures of $352 million at the Fekola Complex, $44 million at the Masbate Mine and $77 million at the Otjikoto Mine. The Company’s total 2023 exploration budget is approximately $64 million.

As at December 31, 2022, the Company’s significant commitments are disclosed in the table below:

	2023	2024	2025	2026	2027	Post 2027	Total
	$	$	$	$	$	$	$
	(000's)	(000's)	(000's)	(000's)	(000's)	(000's)	(000's)
Accounts payable and accrued liabilities	114,791	—	—	—	—	—	114,791
Fekola equipment loan facilities:
Principal	9,643	7,788	5,987	—	—	—	23,418
Interest (estimated)	993	548	148	—	—	—	1,689
Masbate equipment loan facility:
Principal	872	—	—	—	—	—	872
Interest (estimated)	28	—	—	—	—	—	28
Lease liabilities
Principal	4,022	3,238	2,638	1,981	2,078	19,297	33,254
Capital expenditure commitments	72,013	—	—	—	—	—	72,013
Commitment fees on RCF	2,700	2,700	2,588	—	—	—	7,988
Mine restoration provisions	5,545	589	1,814	4,915	2,102	107,291	122,256
Employee benefits obligation	—	—	—	—	—	8,121	8,121
Other liabilities	2,331	—	—	—	—	—	2,331

	212,938	14,863	13,175	6,896	4,180	134,709	386,761
We accrue mine restoration provisions over the life of our mining operations and amounts shown are estimated expenditures in the indicated years at their undiscounted values.

The Company believes that its future cash flows from operations along with the undrawn and available balances on its current facilities will allow it to meet its current obligations as they come due.
Derivative financial instruments
Fuel contracts – fuel oil, gas oil, diesel

The Company uses forward contracts for fuel oil, gas oil and diesel to manage the risk of volatility in the Company's future operating costs. The Company reviews the open positions and the potential for additional forward contracts on an ongoing basis. During the year ended December 31, 2022, the Company entered into additional forward contracts for the purchase of 2 million litres of fuel oil with settlements scheduled between November 2023 and January 2024. These derivative instruments were not designated as hedges by the Company and are being recorded at their fair value at the end of each reporting period with changes in fair value recorded in the Consolidated Statement of Operations.

The following is a summary, by maturity dates, of the Company’s fuel derivative contracts outstanding as at December 31, 2022:

	2023	2024	Total

Forward – fuel oil:
Litres (thousands)	22,604	656	23,260
Average strike price	$0.37	$0.43	$0.37

Forward – gas oil:
Litres (thousands)	17,066	—	17,066
Average strike price	$0.43	$—	$0.43

The unrealized fair value of these contracts at December 31, 2022 was $5 million.

Operating activities

Cash flow provided by operating activities was $596 million for the year ended December 31, 2022 compared to $724 million during 2021, a decrease of $128 million. The decrease reflects higher production costs of $133 million, lower revenues of $30 million, higher long-term value added tax receivable outflows partially offset by higher realized gains on fuel contracts of $16 million and lower non-cash working capital outflows for the year ended December 31, 2022, most significantly for current income and other taxes payables as well as value-added tax receivables. During the year ended December 31, 2022 the Company paid $239 million (2021 - $324 million) of current income tax, withholding and other taxes in cash. For the year ended December 31, 2021, income tax payments were significantly higher than the year ended December 31, 2022 as a result of tax installments to settle the final 2020 tax liability of $138 million (including payment of the final 2020 priority dividend of $47 million due to the State of Mali) after a record earnings year in 2020), including approximately $27 million related to 2021 outstanding tax liability obligations. Based on current assumptions, including an average gold price of $1,700 per ounce for 2023, the Company is forecasting to make total cash income tax payments for current income tax, withholding and other taxes in 2023 of approximately $187 million.

Financing activities

The Company’s cash used by financing activities for the year ended December 31, 2022 was a net outflow of $211 million. For the year ended December 31, 2022, the Company made equipment loan facility repayments of $20 million, made principal payments on lease arrangements of $7 million, received proceeds from the exercise of stock options of $14 million, made interest and commitment fees payments of $4 million, made distributions to non-controlling interests of $30 million, received loan repayments from non-controlling interests of $3 million and received $5 million from reductions in the DSRA account. In addition, total dividends of $171 million were paid to shareholders for the year ended December 31, 2022 at $0.04 per share on a quarterly basis ($0.16 per share on an annualized basis).

As part of the long-term strategy to maximize shareholder value, B2Gold expects to declare future quarterly dividends at the same rate of $0.04 per common share ($0.16 per share on an annualized basis). This dividend is designated as an "eligible dividend" for the purposes of the Income Tax Act (Canada). Dividends paid by B2Gold to shareholders outside Canada (non-resident investors) will be subject to Canadian non-resident withholding taxes.

The declaration and payment of future dividends and the amount of any such dividends will be subject to the determination of the Board, in its sole and absolute discretion, taking into account, among other things, economic conditions, business performance, financial condition, growth plans, expected capital requirements, compliance with the Company's constating documents, all applicable laws, including the rules and policies of any applicable stock exchange, as well as any contractual restrictions on such dividends, including any agreements entered into with lenders to the Company, and any other factors that the Board deems appropriate at the relevant time. There can be no assurance that any dividends will be paid at the intended rate or at all in the future.

Investing activities

For the year ended December 31, 2022, cash flows used in investing activities totalled $389 million including capital expenditures of $342 million. The most significant expenditures were Fekola Mine expenditures of $118 million, Masbate Mine expenditures of $40 million, Otjikoto Mine expenditures of $79 million, Fekola Regional pre-development expenditures of $26 million and Gramalote Project expenditures of $16 million (refer to “Review of Mining Operations and Development Projects" section for additional details of capital expenditures). Exploration costs for the year ended December 31, 2022 totalled $64 million. In addition, for the year ended December 31, 2022, the Company made a $8 million mineral property exercise option payment in relation to the Ondundu Project, incurred $48 million in acquisition costs for the Bakolobi permit in Mali, incurred $21 million in acquisition costs for Oklo, funded reclamation escrow accounts of $7 million, issued a $5 million loan to an associate and received $45 million for the deferred consideration receivable in relation to the sale of the Kiaka project in 2021.

Exploration

Resource property expenditures on exploration are disclosed in the table below:

	For the three months ended December 31, 2022	For the three months ended December 31, 2021	For the year ended December 31, 2022	For the year ended December 31, 2021
	$	$	$	$
	(000’s)	(000’s)	(000’s)	(000’s)

Fekola Mine, exploration	1,366	3,691	15,214	13,014
Masbate Mine, exploration	1,648	1,142	4,759	5,013
Otjikoto Mine, exploration	1,201	1,578	3,476	4,424
Menankoto Property, exploration	3,437	855	8,166	4,942
Bantako North Property, exploration	1,874	2,489	8,608	9,057
Finland Properties, exploration	3,398	1,831	9,962	3,527
Uzbekistan Properties, exploration	1,379	1,832	4,072	4,456
Kiaka Project, exploration	—	674	—	4,313
Other	3,821	2,656	9,372	7,370

	18,124	16,748	63,629	56,116
B2Gold executed another year of aggressive exploration in 2022 incurring $66 million (including $2 million of target generation costs included in other operating expenses in the Consolidated Statement of Operations) compared to a revised budget of approximately $75 million (original budget of $65 million). Exploration in 2022 was focused predominantly in Mali, other operating mine sites in Namibia and the Philippines, as well as continued focus on grassroots targets around the world.

B2Gold is planning another year of extensive exploration in 2023 with a budget of approximately $64 million. A significant focus will be in proximity to our operating mines in Mali, Namibia and the Philippines. Ongoing exploration will continue to advance our early stage projects in Finland and Cote d’Ivoire. Target generation and pursuing new opportunities in prospective gold regions in Africa, South America, the Philippines, Central Asia and Canada continue. This generative initiative could include equity placements and new joint ventures with junior companies, similar to the 2022 agreement with Matador Mining Ltd. on its Cape Ray Gold project in Newfoundland.

West African Exploration

Fekola Mine

In 2022, approximately $10 million was budgeted to be spent on exploration of Cardinal/FMZ, Fekola Deeps and Fekola North. A total of approximately 31,600 metres of diamond and reverse circulation drilling were drilled at Cardinal/FMZ, Fekola Deeps and Fekola North. For the year ended December 31, 2022, the Company ultimately incurred $15 million on Fekola Mine exploration.
On February 2, 2022, the Company announced an updated Mineral Resource estimate for the Cardinal Zone, adjacent to the main Fekola Mine open pit in Mali. The updated resource included a significantly increased Mineral Resource estimate for Cardinal Zone as at December 31, 2021 with an initial Indicated Mineral Resource estimate of 8,000,000 tonnes at 1.67 g/t gold for 430,000 ounces of gold, and an updated Inferred Mineral Resource estimate of 19,000,000 tonnes at 1.21 g/t gold for 740,000 ounces of gold, constrained within a conceptual pit run at US$1,800 per ounce gold. Drilling down plunge of the high-grade portions of the Cardinal Zone continued in 2022.
Deeper drilling beneath and down plunge of the Fekola open pit has been undertaken to follow high grade shoots that could potentially be amenable to mining underground. The Company has also continued to track the main Fekola structure north of the existing open pit.

Drilling undertaken since December 2021 at the Fekola North deposit has partially infilled areas of the deepest portions of the current Mineral Resource area and also tested beyond the limits of the current Mineral Resource pit in areas believed to be amenable to underground development. Drill holes intersect high grade sulphide mineralization in step outs beyond the limit of the current Mineral Resource pit and provide strong positive support to the ongoing evaluation of underground mining at Fekola. The Company has completed approximately 17,500 metres of deep diamond drilling on the Fekola North deposit in 2022.

Fekola Regional

In 2022, approximately $24 million was budgeted to be spent on exploration in the Anaconda Area (Bantako and Menankoto permits) and the Bakolobi permit; an increase of $7 million over the original budget of $17 million. For the year ended December 31, 2022, the Company ultimately incurred $19 million.

On March 23, 2022, the Company announced an updated and significantly increased Mineral Resource estimate for the Anaconda Area (Bantako and Menankoto permits), located approximately 20 kilometres from the Fekola Mine. The updated and significantly increased Anaconda Area Mineral Resource estimate (as at January 11, 2022) constrained within a conceptual pit shell at a gold price of $1,800 per ounce included an initial Indicated Mineral Resource estimate of 32,400,000 tonnes at 1.08 g/t gold for a total 1,130,000 ounces of gold, and Inferred Mineral Resource estimate of 63,700,000 tonnes at 1.12 g/t gold for 2,280,000 ounces of gold. The Mineral Resource estimate included first time reporting of 1,130,000 ounces of Indicated Mineral Resources and an increase of 1,510,000 ounces (196% increase) of Inferred Mineral Resources since the initial Inferred Mineral Resource estimate in 2017 (21,590,000 tonnes at 1.11 g/t gold, for 767,000 ounces). Approximately 86,500 metres of diamond and reverse circulation drilling were completed on the Anaconda Area in 2022.

In April 2022, the Company acquired the Bakolobi permit in Mali from a local Malian company. The Bakolobi permit is located between the Menankoto permit, to the North, and the Fekola Mine's Medinandi permit, wrapping around the latter to its south-east end, covering an area of 100 sq km and providing approximately 25 km of contiguous exploration potential along the Senegal-Mali Shear Zone An initial $2.2 million exploration program on the Bakolobi permit was initiated in the second half of 2022. Approximately 16,500 metres of diamond and reverse circulation drilling were completed on Bakolobi in 2022. Drilling is focused on the southward extension of known resources in the Anaconda Area. The Company believes that the Bakolobi permit is a highly prospective area that has the potential to provide for the near-term addition of both saprolite- and sulphide-hosted gold deposits.

Dandoko

B2Gold’s completed acquisition of Oklo and its flagship Dandoko project adds the Dandoko project’s JORC 2012 compliant Measured and Indicated Mineral Resource estimate of 8.70 million tonnes at 1.88 g/t for 528,000 ounces of gold and an Inferred Mineral Resource estimate of 2.63 million tonnes at 1.67 g/t for 141,000 ounces of gold, to B2Gold’s rapidly growing Mineral Resource inventory in the region. The Company believes there is strong potential to extend the mineralization at the Dandoko project.

In October 2022, a diamond drill rig dedicated to the Dandoko project was on site with the objective of completing up to 4,000 metres of combined metallurgical and geotechnical drilling and the initial phase of strategic exploration drilling and was completed in 2022. Additional early-stage targets within the newly acquired landholding are also being assessed at this time.

Mali Regional Targets

The Company has also been drilling on the Kolomba regional target, which is located approximately 15 kilometres from the Anaconda Area. Initial results from these drilling programs have been encouraging. This target is located north of the same structural corridor that hosts the Dandoko project.

2023 Guidance for Mali

In 2023, a total of approximately $35 million is budgeted for exploration in Mali with an ongoing focus on the Anaconda Area (Bantako and Menankoto permits). In addition, the extensions of known prospective structures in the Anaconda Area and on the Fekola Mine are also being targeted in the area between them on the newly acquired and relatively under explored Bakolobi permit. The Dandoko permit located to the east of Fekola also provides a focus for exploration. A total of 127,000 metres of diamond and reverse circulation drilling is planned for Mali in 2023.

In the Anaconda Area, drilling will be directed at increasing the existing saprolite Indicated Mineral Resource and expanding the Inferred Mineral Resource. This will feed into and support the ongoing engineering study of a stand-alone mill and oxide processing facilities at the Anaconda Area. The success of the drilling campaigns pursuing sulphide material beneath the saprolite mineralization will continue on the Mamba, Cobra and Adder zones in the Anaconda Area.

The mineralized structures identified at the Fekola Mine track northward onto the Bakolobi permit and onward onto the Anaconda Area. Drilling undertaken in 2022 has already identified significant mineralization on the southward extensions of the Cobra and Adder zones. Drilling will continue to advance these zones of gold mineralization, which are contiguous from saprolite to fresh rock (sulphide).

Another north trending structure parallel to and approximately 25 kilometres east of the Fekola structure is being drilled on the Dandoko permit. The mineral resources are distributed across the Seko, Koko, Disse and Diabarou deposits, which all remain open and are expected to grow with ongoing exploration drilling both along strike and at depth.

In addition, $2 million is included in the Mali exploration budget to pursue multiple grassroots targets on other permits held in West Mali.

The Philippines Exploration

The Masbate exploration budget for 2022 was approximately $5.8 million, including approximately 10,200 metres of drilling. The 2022 exploration program was mainly focused on the Main Vein, Old Lady and Blue Quartz zones at Masbate, converting Inferred Mineral Resource areas below existing design pits to support expanding the existing open pits. In addition, several grassroot greenfield targets are also being further tested. For the year ended December 31, 2022, the Company incurred $5 million for Masbate Mine exploration, which was in-line with the budget (included approximately 9,500 metres of diamond and reverse circulation drilling).

2023 Guidance for the Philippines

The total budget for the Philippines in 2023 is $6 million, of which the Masbate exploration budget is $4 million, including approximately 8,000 metres of drilling. The 2023 exploration program will continue to focus on converting inferred mineral resource areas below existing design pits, to support expanding the existing open pits. Several grassroot greenfield targets will be further tested as well.

$1 million will be applied to targeting new regional projects in highly prospective areas in the Philippines, leveraging off our presence and operational experience in the country.

Namibia Exploration

The total exploration budget for Namibia in 2022 was approximately $4 million. For the year ended December 31, 2022, the Company incurred $3 million which included 17,000 metres of diamond drilling and 3,800 metres of RAB drilling at the Otjikoto mine area. Diamond drilling earlier in 2022 targeted the extension of the existing Wolfshag underground Mineral Resource area and a new zone located parallel to and east of Wolfshag. This has largely been completed, with further drilling planned from underground platforms in 2024. Current diamond drilling has been directed to the extension of the Otjikoto structure several kilometres south of the Otjikoto open pit. Drilling is also underway on several other regional targets in proximity to the Otjikoto mine infrastructure.

2023 Guidance for Namibia

The total exploration budget for Namibia in 2023 is approximately $3 million. Exploration in 2023 will include 16,320 metres of diamond and reverse circulation drilling and 3,400 metres of RAB drilling at the Otjikoto Mine. Much of the diamond drilling will target the southern extension of the Otjikoto structure, as well as several regional targets.

Greenfield Exploration

B2Gold had allocated approximately $29 million in 2022 for its grassroots exploration programs, including Finland, Uzbekistan, Zimbabwe and several new regions. The actual spend on greenfield exploration for the year ended December 31, 2022 was approximately $19 million.

In Finland, the Company had allocated $8 million to the Central Lapland Joint Venture with Aurion Resources Ltd. With the proportional contribution by Aurion to the Joint Venture, the total budget for 2022 is $11 million. In 2022, drilling has focused on the westward extension of Rupert Resources’ Ikarri discovery trends directly onto the Joint Venture ground. This trend (named the Helmi trend on the Joint Venture ground) coincides with B2Gold’s base-of-till drilling and the same interpreted structure as defined by airborne geophysics. Approximately 18,000 metres of diamond drilling was completed in 2022, which continued to confirm the presence of mineralization on this structure. This will be followed up further drilling to the west, as well as several other regional targets on the large ground package held.

In Uzbekistan, the Company had allocated $6 million to advance exploration on the ground it has acquired in proximity to the world class Muruntau super-mine. Multiple targets on structures and lithologies with comparable alteration and geochemical characteristics as Muruntau were identified by mapping, RAB drilling and trenching. A total of approximately 11,500 meters of reverse circulation and diamond drilling were carried out on some of these targets in 2022.

In 2022, a total of $1.7 million was planned for the Company’s newly acquired early stage permits in Cote d’Ivoire.

In addition, the Company had allocated approximately $15 million in 2022 for several other greenfield targets currently being pursued around the world.

2023 Guidance for Greenfields Exploration

B2Gold has allocated approximately $24 million (including $3 million for the grassroots projects in Mali and the Philippines) in 2023 for its grassroots exploration programs, including Finland, Cote d’Ivoire, Uzbekistan and several new regions. This also includes a budget allocation for target generation and pursuing new opportunities in prospective gold regions of Africa, South America, the Philippines, Central Asia and Canada.

In Finland, the Company has allocated $6 million to fund its 70% contribution to the Central Lapland Joint Venture with Aurion Resources Ltd. Drilling will continue on the Helmi trend, which is the westward extension of Rupert Resources' Ikkari discovery. This trend coincides with B2Gold's base-of-till drilling and appears to be hosted by the same structure as Ikkari, based the interpretation of airborne geophysical data. A total of 11,600 metres of diamond drilling is planned for Finland. B2Gold will also fund exploration on the early stage conceptual target that is part of the Kuortis Joint Venture, also with Aurion Resources Ltd.

A budget of $3 million has been allocated for ongoing exploration in Cote d’Ivoire. The 2023 program will include follow up work on positive soil geochemical anomalies defined in 2022 on the wholly owned Guiberoua and Soubre properties in southwest Cote d’Ivoire. A total 6,000 metres of diamond and reverse circulation drilling and 14,000 metres of aircore and auger drilling is planned.

In addition to the defined programs noted above, the Company has allocated approximately $12 million for the generation of new greenfield targets.

CRITICAL ACCOUNTING ESTIMATES
Full disclosure of the Company’s accounting policies and significant accounting judgments and estimation uncertainties in accordance with IFRS can be found in Notes 3 and 4 of its audited consolidated financial statements for the year ended December 31, 2022. Management considers the following estimates to be the most critical in understanding the judgements involved in preparing the Company’s consolidated financial statements and the uncertainties that could impact its results of operations, financial condition and cash flows:
Mineral reserve and resource estimates

Mineral reserves are estimates of the amount of ore that can be economically and legally extracted from the Company’s mining properties. The Company estimates its mineral reserves and mineral resources based on information compiled by appropriately qualified persons relating to the geological data on the size, depth and shape of the ore body, and requires complex geological assessments to interpret the data. The estimation of recoverable mineral reserves is based upon factors such as estimates of foreign exchange rates, commodity prices, future capital requirements, metallurgical recoveries, permitting and production costs along with geological assumptions made in estimating the size, and grade of the ore body. Changes in the mineral reserve or mineral resource estimates may impact the carrying value of mining interests, mine restoration provisions, recognition of deferred tax assets, depreciation and amortization charges and royalties receivable.

Impairment of long-lived assets

Long-lived assets are tested for impairment, or reversal of a previous impairment, if there is an indicator of impairment or a subsequent reversal. Calculating the estimated recoverable amount of cash generating units for long-lived asset requires management to make estimates and assumptions that include such factors as reserves and resources, future production levels, operating and capital costs, future metal prices and discount rates. Changes in any of these assumptions or estimates used in determining the recoverable amount could impact the analysis. Such changes could be material.

Gramalote Project cash-generating unit

During the years ended December 31, 2014 and December 31, 2015, the Company recorded impairment charges of $97 million and $36 million, respectively, for a cumulative impairment charge of $133 million. In July 2022, based on the preliminary results of the optimized feasibility study for the Gramalote Project, a joint operation between B2Gold and AngloGold, both partners determined that the project did not currently meet their investment thresholds for development of the project at this time. The decision was considered to be an impairment indicator. In December 2022, there were changes to tax legislation in Colombia which was considered to be an impairment indicator. As a result, the Company performed impairment tests on the Gramalote Project cash-generating unit (“CGU”) during the year-ended December 31, 2022.

The carrying value of the Gramalote Project’s exploration and evaluation property was compared to the property’s recoverable amount which was determined to be its fair value less costs of disposal as at June 30, 2022 and December 31, 2022. To estimate the recoverable amount of the Gramalote Project’s CGU for impairment, the Company utilized a discounted cash flow model incorporating estimates and assumptions that included such factors as reserves and resources, future production levels, metallurgical recovery estimates, operating and capital costs, a long-term gold price of $1,650 per ounce, foreign exchange rates, a discount rate of 6.5%, and a mine life of 12 years with construction beginning in 2024. Management’s estimate of the fair value less costs of disposal ("FVLCD") of its CGU is classified as level 3 in the fair value hierarchy. The Company’s estimate of future cash flows is subject to risks and uncertainties and therefore could change in the future if the underlying assumptions change.

The Company’s analysis concluded that the carrying value of the Gramalote Project at December 31, 2022 was not impaired. The recoverable amount of the Gramalote Project CGU is most sensitive to changes in the gold price and discount rate. In isolation, a $50 per ounce reduction in the gold price would result in a reduction in the recoverable amount of approximately $37 million. A 25 basis point increase in the discount rate would result in a reduction in the recoverable amount of approximately $9 million.

Masbate Mine cash-generating unit

During the year end December 31, 2022, the Company identified an indicator of impairment for the Masbate Mine and performed an impairment test of the Masbate Mine CGU.

The carrying values of the Masbate Mine CGU was compared to the mine’s recoverable amount which was determined to be its fair value less costs of disposal. To estimate the recoverable amount of the Masbate Mine CGU for impairment, the Company utilized a discounted cash flow model incorporating estimates and assumptions that included such factors as reserves and resources, future production levels, metallurgical recovery estimates, operating and capital costs, a long-term gold price of $1,650 per ounce, and a discount rate of 5%. Management’s estimate of the FVLCD of its CGU is classified as level 3 in the fair value hierarchy. The Company’s estimate of future cash flows is subject to risks and uncertainties and therefore could change in the future if the underlying assumptions change.

The Company’s analysis concluded that the carrying values of the Masbate Mine CGU was not impaired. The recoverable amount of the Masbate Mine CGU is most sensitive to changes in the gold price and discount rate. In isolation, a $50 per ounce reduction in the gold price would result in a reduction in the recoverable amount of approximately $53 million. A 25 basis point increase in the discount rate would result in a reduction in the recoverable amount of approximately $7 million.

Value-added tax receivables

The Company incurs indirect taxes, including value-added tax, on purchases of goods and services at its operating mines and development projects. Indirect tax balances are recorded at their estimated recoverable amounts within current or long-term assets, net of provisions, and reflect the Company’s best estimate of their recoverability under existing tax rules in the respective jurisdictions in which they arise. Management’s assessment of recoverability considers the probable outcomes of claimed deductions and/or disputes. The provisions and balance sheet classifications made to date may be subject to change and such change may be material.

Value-added tax receivables includes amounts for the Fekola Mine of $77 million (2021 - $27 million), for the Masbate Mine of $37 million (2021 – $29 million), and for the Gramalote Project of $7 million (2021 - $7 million).

Uncertain tax positions

The Company’s operations involve the application of complex tax regulations in multiple international jurisdictions. Determining the tax treatment of a transaction requires the Company to apply judgement in its interpretation of the applicable tax law. These positions are not final until accepted by the relevant tax authority. The tax treatment may change based on the result of assessments or audits by the tax authorities often years after the initial filing.

The Company recognizes and records potential liabilities for uncertain tax positions based on its assessment of the amount, or range of amounts, of tax that will be due. The Company adjusts these accruals as new information becomes available. Due to the complexity and uncertainty associated with certain tax treatments, the ultimate resolution could result in a payment that is materially different from the Company’s current estimate of the tax liabilities.

Fekola Tax Audits

The Company's subsidiary, Fekola SA, received a Notice for Reassessment dated September 6, 2022, from the Malian Directorate General of Taxes (“DGT”) asserting proposed adjustments and other tax liabilities amounting to $26 million excluding penalties, $45 million including penalties, (based on the December 31, 2022 exchange rate of CFA 611 to $1) arising from tax audits conducted for fiscal years 2016-2018. The Company has reviewed the reassessment and concluded that there is no merit to the tax audit adjustments. Fekola SA filed a contentious claim, dated November 3, 2022, outlining its objections to the reassessment in accordance with the Mali Income Tax Act, and remains in discussions with the DGT with respect to this matter.

Current and deferred income taxes

The Company is periodically required to estimate the tax basis of assets and liabilities. Where applicable tax laws and regulations are either unclear or subject to varying interpretations, it is possible that changes in these estimates could occur that materially affect the amounts of deferred income tax assets and liabilities recorded in the financial statements. Changes in deferred tax assets and liabilities generally have a direct impact on earnings in the period that the changes occur.

Each period, the Company evaluates the likelihood of whether some portion or all of each deferred tax asset will not be realized. This evaluation is based on historic and future expected levels of taxable income and the associated repatriation of retained earnings, the pattern and timing of reversals of taxable temporary timing differences that give rise to deferred tax liabilities, and tax planning initiatives. Levels of future taxable income are affected by, among other things, metal prices, production costs, quantities of proven and probable gold reserves, interest rates and foreign currency exchange rates. The availability of retained earnings for distribution depends on future levels of taxable income as well as future reclamation expenditures, capital expenditures, dividends and other uses of available cash flow.

RISKS AND UNCERTAINTIES
The exploration and development of natural resources are highly speculative in nature and the Company’s business operations, investments and prospects are subject to significant risks. For details of these risks, please refer to the risk factors set forth in the Company’s current Annual Information Form, which can be found under the Company’s corporate profile on SEDAR at www.sedar.com, the Company’s current Form 40-F Annual Report, which can be found on EDGAR at www.sec.gov, and the Company’s other filings and submissions with securities regulators on SEDAR and EDGAR, which could materially affect the Company’s business, operations, investments and prospects and could cause actual events to differ materially from those described in forward-looking statements relating to the Company. Additional risks and uncertainties not presently known to the Company or that the Company currently considers immaterial may also impair the business, operations, investments and prospects of the Company. If any of the risks actually occur, the business of the Company may be harmed and its financial condition and results of operations may suffer significantly.
DISCLOSURE CONTROLS AND INTERNAL CONTROL OVER FINANCIAL REPORTING
Disclosure controls and procedures
Disclosure controls and procedures are designed (a) under Canadian law, to provide reasonable assurance and (b) under U.S. law, to ensure that information required to be disclosed in reports filed or submitted by the Company under Canadian securities legislation and the U.S. Securities and Exchange Act of 1934, as amended (the “Exchange Act”) is recorded, processed, summarized and reported within the time periods specified in the applicable rules and forms and include, without limitation, controls and procedures designed to ensure that information required to be disclosed in reports filed or submitted by the Company under Canadian securities legislation and the Exchange Act is accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.
As at December 31, 2022, management, with the participation of the Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of the Company's disclosure controls and procedures, as defined in the rules of the Canadian Securities Administrators and under the Exchange Act. Based upon the results of that evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that as of December 31, 2022, the Company's disclosure controls and procedures were effective.
Management’s annual report on internal control over financial reporting
The Company’s management, with the participation of the Chief Executive Officer and Chief Financial Officer is responsible for establishing and maintaining adequate internal control over financial reporting. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations and may not prevent or detect misstatements. Even when the Company's system of internal control over financial reporting is determined to be effective, it can only provide reasonable assurance with respect to financial statement preparation and presentation.
Management has used the criteria established in the Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) to evaluate the effectiveness of the Company's internal control over financial reporting.
As at December 31, 2022, management, with the participation of the Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of the Company's internal control over financial reporting and concluded that the Company's internal control over financial reporting was effective.
The effectiveness of the Company’s internal control over financial reporting has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, who have expressed their opinion in their report included with our annual consolidated financial statements.
Changes in internal control over financial reporting
There has been no change in our internal control over financial reporting during the year ended December 31, 2022 which has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

NON-IFRS MEASURES
Cash operating costs per gold ounce sold and total cash costs per gold ounce sold
‘‘Cash operating costs per gold ounce’’ and “total cash costs per gold ounce” are common financial performance measures in the gold mining industry but, as non-IFRS measures, they do not have a standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. Management believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate our performance and ability to generate cash flow. Accordingly, these measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measures, along with sales, are considered to be a key indicator of the Company’s ability to generate earnings and cash flow from its mining operations.
Cash cost figures are calculated on a sales basis in accordance with a standard developed by The Gold Institute, which was a worldwide association of suppliers of gold and gold products and included leading North American gold producers. The Gold Institute ceased operations in 2002, but the standard is the accepted standard of reporting cash cost of production in North America. Adoption of the standard is voluntary and the cost measures presented may not be comparable to other similarly titled measures of other companies. Other companies may calculate these measures differently. Cash operating costs and total cash costs per gold ounce sold are derived from amounts included in the statement of operations and include mine site operating costs such as mining, processing, smelting, refining, transportation costs, royalties and production taxes, less silver by-product credits. The tables below show a reconciliation of cash operating costs per gold ounce sold and total cash costs per gold ounce sold to production costs as extracted from the annual consolidated financial statements on a consolidated and a mine-by-mine basis:

	For the three months ended December 31, 2022
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$

Production costs	85,053	47,228	27,278	159,559	16,636	176,195
Royalties and production taxes	32,660	5,757	3,316	41,733	1,137	42,870

Total cash costs	117,713	52,985	30,594	201,292	17,773	219,065

Gold sold (ounces)	237,800	53,865	47,690	339,355	15,141	354,496

Cash operating costs per ounce ($/gold ounce sold)	358	877	572	470	1,099	497

Total cash costs per ounce ($/gold ounce sold)	495	984	642	593	1,174	618

	For the three months ended December 31, 2021
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$

Production costs	54,464	38,161	26,069	118,694	14,687	133,381
Royalties and production taxes	26,105	5,327	5,648	37,080	1,080	38,160

Total cash costs	80,569	43,488	31,717	155,774	15,767	171,541

Gold sold (ounces)	173,700	40,650	78,000	292,350	16,045	308,395

Cash operating costs per ounce ($/gold ounce sold)	314	939	334	406	915	433

Total cash costs per ounce ($/gold ounce sold)	464	1,070	407	533	983	556

	For the year ended December 31, 2022
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$

Production costs	326,529	177,705	122,292	626,526	58,368	684,894
Royalties and production taxes	83,893	22,887	11,188	117,968	4,163	122,131

Total cash costs	410,422	200,592	133,480	744,494	62,531	807,025

Gold sold (ounces)	599,600	214,015	155,540	969,155	55,117	1,024,272

Cash operating costs per ounce ($/gold ounce sold)	545	830	786	646	1,059	669

Total cash costs per ounce ($/gold ounce sold)	684	937	858	768	1,135	788

	For the year ended December 31, 2021
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$

Production costs	250,337	146,671	96,381	493,389	56,221	549,610
Royalties and production taxes	84,132	23,675	13,624	121,431	4,227	125,658

Total cash costs	334,469	170,346	110,005	614,820	60,448	675,268

Gold sold (ounces)	570,450	222,291	188,660	981,401	59,980	1,041,381

Cash operating costs per ounce ($/gold ounce sold)	439	660	511	503	937	528

Total cash costs per ounce ($/gold ounce sold)	586	766	583	626	1,008	648

Cash operating costs per gold ounce produced
In addition to cash operating costs on a per gold ounce sold basis, the Company also presents cash operating costs on a per gold ounce produced basis. Cash operating costs per gold ounce produced is derived from amounts included in the statement of operations and include mine site operating costs such as mining, processing, smelting, refining, transportation costs, less silver by-product credits. The tables below show a reconciliation of cash operating costs per gold ounce produced to production costs as extracted from the annual consolidated financial statements on a consolidated and a mine-by-mine basis:

	For the three months ended December 31, 2022
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$

Production costs	85,053	47,228	27,278	159,559	16,636	176,195
Inventory sales adjustment	(82)	(4,781)	662	(4,201)	—	(4,201)

Cash operating costs	84,971	42,447	27,940	155,358	16,636	171,994

Gold produced (ounces)	244,014	48,687	60,068	352,769	15,101	367,870

Cash operating costs per ounce ($/gold ounce produced)	348	872	465	440	1,102	468

	For the three months ended December 31, 2021
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$

Production costs	54,464	38,161	26,069	118,694	14,687	133,381
Inventory sales adjustment	7,553	6,209	488	14,250	—	14,250

Cash operating costs	62,017	44,370	26,557	132,944	14,687	147,631

Gold produced (ounces)	163,539	46,629	78,681	288,849	16,048	304,897

Cash operating costs per ounce ($/gold ounce produced)	379	952	338	460	915	484

	For the year ended December 31, 2022
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$

Production costs	326,529	177,705	122,292	626,526	58,368	684,894
Inventory sales adjustment	(4,959)	(3,895)	1,938	(6,916)	—	(6,916)

Cash operating costs	321,570	173,810	124,230	619,610	58,368	677,978

Gold produced (ounces)	598,661	212,728	161,614	973,003	54,871	1,027,874

Cash operating costs per ounce ($/gold ounce produced)	537	817	769	637	1,064	660

	For the year ended December 31, 2021
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$

Production costs	250,337	146,671	96,381	493,389	56,221	549,610
Inventory sales adjustment	4,878	4,974	1,113	10,965	—	10,965

Cash operating costs	255,215	151,645	97,494	504,354	56,221	560,575

Gold produced (ounces)	567,795	222,227	197,573	987,595	59,819	1,047,414

Cash operating costs per ounce ($/ gold ounce produced)	449	682	493	511	940	535

All-in sustaining costs per gold ounce
In June 2013, the World Gold Council, a non-regulatory association of the world’s leading gold mining companies established to promote the use of gold to industry, consumers and investors, provided guidance for the calculation of the measure “all-in sustaining costs per gold ounce”, but as a non-IFRS measure, it does not have a standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. The original World Gold Council standard became effective January 1, 2014 with further updates announced on November 16, 2018 which were effective starting January 1, 2019.
Management believes that the all-in sustaining costs per gold ounce measure provides additional insight into the costs of producing gold by capturing all of the expenditures required for the discovery, development and sustaining of gold production and allows the Company to assess its ability to support capital expenditures to sustain future production from the generation of operating cash flows. Management believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate the Company's performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Adoption of the standard is voluntary and the cost measures presented may not be comparable to other similarly titled measures of other companies. The Company has applied the principles of the World Gold Council recommendations and has reported all-in sustaining costs on a sales basis. Other companies may calculate these measures differently.
B2Gold defines all-in sustaining costs per ounce as the sum of cash operating costs, royalties and production taxes, capital expenditures and exploration costs that are sustaining in nature, sustaining lease expenditures, corporate general and administrative costs, share-based payment expenses related to RSUs/DSUs/PSUs/RPUs, community relations expenditures, reclamation liability accretion and realized (gains) losses on fuel derivative contracts, all divided by the total gold ounces sold to arrive at a per ounce figure.
The tables below show a reconciliation of all-in sustaining costs per ounce to production costs as extracted from the annual consolidated financial statements on a consolidated and a mine-by-mine basis:

	For the three months ended December 31, 2022
	Fekola Mine	Masbate Mine	Otjikoto Mine	Corporate	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$	$

Production costs	85,053	47,228	27,278	—	159,559	16,636	176,195
Royalties and production taxes	32,660	5,757	3,316	—	41,733	1,137	42,870
Corporate administration	3,955	1,201	1,290	14,272	20,718	768	21,486
Share-based payments – RSUs/DSUs/PSUs/RPUs(1)	—	—	—	4,157	4,157	—	4,157
Community relations	564	81	148	—	793	—	793
Reclamation liability accretion	300	286	216	—	802	—	802
Realized gains on fuel derivative contracts	(1,189)	(1,910)	(745)	—	(3,844)	—	(3,844)
Sustaining lease expenditures	348	295	129	445	1,217	—	1,217
Sustaining capital expenditures(2)	45,790	9,378	13,480	—	68,648	204	68,852
Sustaining mine exploration(2)	985	1,648	922	—	3,555	—	3,555

Total all-in sustaining costs	168,466	63,964	46,034	18,874	297,338	18,745	316,083

Gold sold (ounces)	237,800	53,865	47,690	—	339,355	15,141	354,496

All-in sustaining cost per ounce ($/gold ounce sold)	708	1,187	965	—	876	1,238	892
(1) Included as a component of Share-based payments on the Consolidated Statement of Operations.
(2) Refer to Sustaining capital expenditures and Sustaining mine exploration reconciliations below.

The table below shows a reconciliation of sustaining capital expenditures to operating mine capital expenditures as extracted from the annual consolidated financial statements on a consolidated and a mine-by-mine basis:

	For the three months ended December 31, 2022
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$

Operating mine capital expenditures	48,843	9,620	19,521	77,984	204	78,188
Cardinal mobile equipment	(947)	—	—	(947)	—	(947)
Tailings facility life-of-mine study	(887)	—	—	(887)	—	(887)
Fekola underground study	(740)	—	—	(740)	—	(740)
Other	(479)	—	(87)	(566)	—	(566)
Land acquisitions	—	(242)	—	(242)	—	(242)
Underground development	—	—	(5,466)	(5,466)	—	(5,466)
National power grid connection	—	—	(488)	(488)	—	(488)

Sustaining capital expenditures	45,790	9,378	13,480	68,648	204	68,852

The table below shows a reconciliation of sustaining mine exploration to operating mine exploration as extracted from the annual consolidated financial statements on a consolidated and a mine-by-mine basis:

	For the three months ended December 31, 2022
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$

Operating mine exploration	1,366	1,648	1,201	4,215	—	4,215
Regional exploration	(381)	—	(279)	(660)	—	(660)

Sustaining mine exploration	985	1,648	922	3,555	—	3,555

The tables below show a reconciliation of all-in sustaining costs per ounce to production costs as extracted from the annual consolidated financial statements on a consolidated and a mine-by-mine basis:

	For the three months ended December 31, 2021
	Fekola Mine	Masbate Mine	Otjikoto Mine	Corporate	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$	$

Production costs	54,464	38,161	26,069	—	118,694	14,687	133,381
Royalties and production taxes	26,105	5,327	5,648	—	37,080	1,080	38,160
Corporate administration	2,337	1,720	1,710	13,393	19,160	498	19,658
Share-based payments – RSUs/DSUs/PSUs(1)	—	—	—	3,016	3,016	—	3,016
Community relations	542	71	290	—	903	—	903
Reclamation liability accretion	131	151	99	—	381	—	381
Realized gains on fuel derivative contracts	(2,035)	(2,381)	(1,125)	—	(5,541)	—	(5,541)
Sustaining lease expenditures	232	328	39	666	1,265	—	1,265
Sustaining capital expenditures(2)	47,850	9,588	11,452	—	68,890	2,145	71,035
Sustaining mine exploration(2)	464	1,142	1,294	—	2,900	—	2,900

Total all-in sustaining costs	130,090	54,107	45,476	17,075	246,748	18,410	265,158

Gold sold (ounces)	173,700	40,650	78,000	—	292,350	16,045	308,395

All-in sustaining cost per ounce ($/gold ounce sold)	749	1,331	583	—	844	1,147	860
(1) Included as a component of Share-based payments on the Consolidated Statement of Operations.
(2) Refer to Sustaining capital expenditures and Sustaining mine exploration reconciliations below.

The table below shows a reconciliation of sustaining capital expenditures to operating mine capital expenditures as extracted from the annual consolidated financial statements on a consolidated and a mine-by-mine basis:

	For the three months ended December 31, 2021
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$

Operating mine capital expenditures	56,559	10,378	21,599	88,536	2,145	90,681
Cardinal Pit development and mobile equipment	(8,363)	—	—	(8,363)	—	(8,363)
Solar plant	(346)	—	—	(346)	—	(346)
Other	—	(368)	—	(368)	—	(368)
Land acquisitions	—	(422)	—	(422)	—	(422)
Underground development	—	—	(6,560)	(6,560)	—	(6,560)
National power grid connection	—	—	(3,587)	(3,587)	—	(3,587)

Sustaining capital expenditures	47,850	9,588	11,452	68,890	2,145	71,035

The table below shows a reconciliation of sustaining mine exploration to operating mine exploration as extracted from the annual consolidated financial statements on a consolidated and a mine-by-mine basis:

	For the three months ended December 31, 2021
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$

Operating mine exploration	3,691	1,142	1,578	6,411	1,423	7,834
Regional exploration	(3,227)	—	(284)	(3,511)	(1,423)	(4,934)

Sustaining mine exploration	464	1,142	1,294	2,900	—	2,900

The tables below show a reconciliation of all-in sustaining costs per ounce to production costs as extracted from the annual consolidated financial statements on a consolidated and a mine-by-mine basis:

	For the year ended December 31, 2022
	Fekola Mine	Masbate Mine	Otjikoto Mine	Corporate	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$	$

Production costs	326,529	177,705	122,292	—	626,526	58,368	684,894
Royalties and production taxes	83,893	22,887	11,188	—	117,968	4,163	122,131
Corporate administration	10,093	3,019	5,380	35,987	54,479	3,101	57,580
Share-based payments – RSUs/DSUs/PSUs/RPUs(1)	—	—	—	15,314	15,314	—	15,314
Community relations	1,311	272	1,155	—	2,738	—	2,738
Reclamation liability accretion	942	940	688	—	2,570	—	2,570
Realized gains on fuel derivative contracts	(11,097)	(12,766)	(5,549)	—	(29,412)	—	(29,412)
Sustaining lease expenditures	871	1,230	2,307	2,208	6,616	—	6,616
Sustaining capital expenditures(2)	100,479	38,265	40,572	—	179,316	2,603	181,919
Sustaining mine exploration(2)	6,805	4,759	2,522	—	14,086	—	14,086

Total all-in sustaining costs	519,826	236,311	180,555	53,509	990,201	68,235	1,058,436

Gold sold (ounces)	599,600	214,015	155,540	—	969,155	55,117	1,024,272

All-in sustaining cost per ounce ($/gold ounce sold)	867	1,104	1,161	—	1,022	1,238	1,033
(1) Included as a component of Share-based payments on the Consolidated Statement of Operations.
(2) Refer to Sustaining capital expenditures and Sustaining mine exploration reconciliations below.

The table below shows a reconciliation of sustaining capital expenditures to operating mine capital expenditures as extracted from the annual consolidated financial statements on a consolidated and a mine-by-mine basis:

	For the year ended December 31, 2022
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$

Operating mine capital expenditures	117,622	39,528	79,096	236,246	2,603	238,849
Cardinal mobile equipment	(9,849)	—	—	(9,849)	—	(9,849)
Tailings facility life-of-mine study	(5,216)	—	—	(5,216)	—	(5,216)
Fekola underground study	(1,378)	—	—	(1,378)	—	(1,378)
Land acquisitions	—	(1,229)	—	(1,229)	—	(1,229)
Other	(700)	(34)	(449)	(1,183)	—	(1,183)
Underground development	—	—	(32,783)	(32,783)	—	(32,783)
National power grid connection	—	—	(5,292)	(5,292)	—	(5,292)

Sustaining capital expenditures	100,479	38,265	40,572	179,316	2,603	181,919

The table below shows a reconciliation of sustaining mine exploration to operating mine exploration as extracted from the annual consolidated financial statements:

	For the year ended December 31, 2022
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$

Operating mine exploration	15,214	4,759	3,476	23,449	—	23,449
Regional exploration	(8,409)	—	(954)	(9,363)	—	(9,363)

Sustaining mine exploration	6,805	4,759	2,522	14,086	—	14,086

The tables below show a reconciliation of all-in sustaining costs per ounce to production costs as extracted from the annual consolidated financial statements on a consolidated and a mine-by-mine basis:

	For the year ended December 31, 2021
	Fekola Mine	Masbate Mine	Otjikoto Mine	Corporate	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$	$

Production costs	250,337	146,671	96,381	—	493,389	56,221	549,610
Royalties and production taxes	84,132	23,675	13,624	—	121,431	4,227	125,658
Corporate administration	7,602	3,577	5,528	33,478	50,185	2,376	52,561
Share-based payments – RSUs/DSUs/PSUs(1)	—	—	—	11,700	11,700	—	11,700
Community relations	1,596	144	1,332	—	3,072	—	3,072
Reclamation liability accretion	486	582	370	—	1,438	—	1,438
Realized gains on fuel derivative contracts	(5,137)	(5,723)	(2,686)	—	(13,546)	—	(13,546)
Sustaining lease expenditures	677	1,342	160	1,710	3,889	—	3,889
Sustaining capital expenditures(2)	89,121	27,805	52,827	—	169,753	4,354	174,107
Sustaining mine exploration(2)	7,691	4,990	3,797	—	16,478	—	16,478

Total all-in sustaining costs	436,505	203,063	171,333	46,888	857,789	67,178	924,967

Gold sold (ounces)	570,450	222,291	188,660	—	981,401	59,980	1,041,381

All-in sustaining cost per ounce ($/gold ounce sold)	765	914	908	—	874	1,120	888
(1) Included as a component of Share-based payments on the Consolidated Statement of Operations.
(2) Refer to Sustaining capital expenditures and Sustaining mine exploration reconciliations below.

The table below shows a reconciliation of sustaining capital expenditures to operating mine capital expenditures as extracted from the annual consolidated financial statements:

	For the year ended December 31, 2021
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$

Operating mine capital expenditures	110,637	30,743	80,936	222,316	4,354	226,670
Solar plant	(9,144)	—	—	(9,144)	—	(9,144)
Cardinal Pit development and mobile equipment	(12,372)	—	—	(12,372)	—	(12,372)
Land acquisitions	—	(1,910)	—	(1,910)	—	(1,910)
Other	—	(1,028)	—	(1,028)	—	(1,028)
Underground development	—	—	(21,039)	(21,039)	—	(21,039)
National power grid connection	—	—	(7,070)	(7,070)	—	(7,070)

Sustaining capital expenditures	89,121	27,805	52,827	169,753	4,354	174,107

The table below shows a reconciliation of sustaining mine exploration to operating mine exploration as extracted from the annual consolidated financial statements:

	For the year ended December 31, 2021
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$

Operating mine exploration	13,014	5,013	4,424	22,451	4,805	27,256
Regional exploration	(5,323)	(23)	(627)	(5,973)	(4,805)	(10,778)

Sustaining mine exploration	7,691	4,990	3,797	16,478	—	16,478

Adjusted net income and adjusted earnings per share - basic
Adjusted net income and adjusted earnings per share – basic are non-IFRS measures that do not have a standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other issuers. The Company defines adjusted net income as net income attributable to shareholders of the Company adjusted for non-recurring items and also significant recurring non-cash items. The Company defines adjusted earnings per share – basic as adjusted net income divided by the basic weighted number of common shares outstanding.

Management believes that the presentation of adjusted net income and adjusted earnings per share - basic is appropriate to provide additional information to investors regarding items that we do not expect to continue at the same level in the future or that management does not believe to be a reflection of the Company's ongoing operating performance. Management further believes that its presentation of these non-IFRS financial measures provide information that is useful to investors because they are important indicators of the strength of our operations and the performance of our core business. Accordingly, it is intended to provide additional information and should not be considered in isolation as a substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate this measure differently.

A reconciliation of net income to adjusted net income as extracted from the annual consolidated financial statements is set out in the table below:

	Three months ended		Year ended
	December 31,		December 31,
	2022	2021	2022	2021
	$	$	$	$
	(000’s)	(000’s)	(000’s)	(000’s)

Net income attributable to shareholders of the Company for the period:	157,756	136,943	252,873	420,065
Adjustments for non-recurring items and significant recurring non-cash items:
Write-down of mineral property interests	4,905	15	11,778	1,055
Impairment (reversal) of long-lived assets	—	5,905	(909)	5,905
Net (gains) losses on disposal of mineral properties	—	(22,463)	2,804	(22,463)
Unrealized loss (gain) on derivative instruments	3,171	4,192	10,442	(12,884)
Dilution gain on investment in Calibre	(172)	—	(5,630)	—
Non-cash interest income on deferred consideration receivable	—	—	(2,806)	—
Office lease termination costs	—	2,651	—	2,651
Deferred income tax recovery	(44,218)	(14,519)	(4,770)	(8,959)

Adjusted net income attributable to shareholders of the Company for the period	121,442	112,724	263,782	385,370

Basic weighted average number of common shares outstanding (in thousands)	1,074,448	1,055,833	1,064,259	1,053,809

Adjusted net earnings attributable to shareholders of the Company per share–basic ($/share)	0.11	0.11	0.25	0.37

SUMMARY OF QUARTERLY RESULTS

	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
	2022	2022	2022	2022	2021	2021	2021	2021
Gold revenue ($ in thousands)	592,468	392,554	381,985	365,583	526,113	510,859	362,990	362,302
Net income (loss) for the period ($ in thousands)	176,468	(21,234)	40,686	90,803	153,140	134,871	73,982	98,832
Earnings (loss) per share (1) – basic ($)	0.15	(0.02)	0.04	0.08	0.13	0.12	0.07	0.09
Earnings (loss) per share (1) – diluted ($)	0.15	(0.02)	0.04	0.08	0.13	0.12	0.06	0.09
Cash flows provided by (used) operating activities ($ in thousands)	270,491	93,118	124,879	107,310	266,292	320,283	(8,316)	145,854
Gold sold (ounces)	339,355	229,400	205,300	195,100	292,350	286,650	200,071	202,330
Average realized gold price ($/ounce)	1,746	1,711	1,861	1,874	1,800	1,782	1,814	1,791
Gold produced (ounces)	352,769	214,903	208,858	196,473	288,849	295,723	197,380	205,643
Gold produced, total including Calibre equity investment(ounces)	367,870	227,016	223,623	209,365	304,897	310,261	211,612	220,644
Cash operating costs (2) ($/gold ounce sold)	497	824	786	656	433	482	675	582
Total cash costs (2) ($/gold ounce sold)	618	939	900	784	556	596	794	709
All-in sustaining costs (2) ($/gold ounce sold)	892	1,169	1,111	1,036	860	795	1,016	932
Adjusted net income (1)(2) ($ in thousands)	121,442	31,996	45,248	65,096	112,724	122,750	51,866	98,030
Adjusted earnings per share (1)(2) – basic ($)	0.11	0.03	0.04	0.06	0.11	0.12	0.05	0.09
(1)Attributable to the shareholders of the Company.
(2)Non-IFRS Measure. For a description of how these measures are calculated and a reconciliation of these measures to the most directly comparable measures specified, defined or determined under IFRS and presented in the Company’s financial statements, refer to “Non-IFRS Measures”.

Quarterly gold revenue throughout the eight quarters is a function of quarterly production levels, the timing of bullion shipments and changes in average realized gold price while cash flows from operating activities are also impacted by cash operating costs of each quarter and changes in working capital, in addition to the factors noted for gold revenue. Net income throughout the eight quarters is a function of quarterly revenues and cash operating costs and related taxes.

SUMMARY AND OUTLOOK
B2Gold expects to continue its strong operational performance in 2023 with total gold production forecast to be between 1,000,000 and 1,080,000 ounces (including 60,000 to 70,000 attributable ounces from Calibre). The Company's total consolidated cash operating costs for the year (including estimated attributable results for Calibre) are forecast to be between $670 and $730 per ounce and total consolidated all-in sustaining (including estimated attributable results for Calibre) are forecast to be between $1,195 and $1,255 per ounce.

Due to the Company's strong net positive cash position and available liquidity, strong operating results and cash flows and the current higher gold price environment, B2Gold’s quarterly dividend rate is expected to be maintained at $0.04 per common share (or an annualized rate of $0.16 per common share), which represents one of the highest dividend yields in the gold sector.

After a very successful year for exploration in 2022, B2Gold is conducting an aggressive exploration campaign in 2023 with a budget of approximately $64 million with the vast majority allocated to growth exploration expenditures to support the next phase of organic growth across the portfolio.

The announcement of the acquisition of Sabina Gold and the Goose Project, which remains subject to regulatory, Court and shareholder approvals, will add a high grade, fully permitted, construction ready gold project in Nunavut, Canada to Company's portfolio which will enhanced operational and geographic diversification by combining B2Gold’s stable production base with a high grade, advanced development asset in a Tier-1 mining jurisdiction. The Goose Project has an estimated two year construction period with first gold production expected in the first quarter of 2025. In addition, B2Gold will obtain significant untapped exploration potential across an 80 km belt.

The Company's ongoing strategy is to continue to maximize profitable production from its mines, further advance its pipeline of remaining development and exploration projects, evaluate new exploration, development and production opportunities and continue to pay an industry leading dividend yield.

OUTSTANDING SHARE DATA
At February 22, 2023, 1,075,492,209 common shares were outstanding. In addition, there were approximately 31.3 million stock options outstanding with exercise prices ranging between Cdn.$2.94 to Cdn.$8.53 per share, approximately 2.8 million RSUs outstanding and approximately 4.6 million PSUs outstanding.
The number of common shares available for issuance under the Company's stock option plan but not subject to outstanding options was 6.1 million and 11.3 million as at January 1, 2022 and December 31, 2022, respectively.
CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION
Production results and production guidance presented in this MD&A reflect the total production at the mines B2Gold operates on a 100% basis. Please see our most recent Annual Information Form for a discussion of our ownership interest in the mines B2Gold operates. In respect of Calibre’s operations, production is presented on a 100% basis for the period up until October 14, 2019 and on a 25% basis to December 31, 2022 (to reflect B2Gold's approximate interest in Calibre during the period).

This MD&A includes certain “forward-looking information” and “forward-looking statements” (collectively “forward-looking statements”) within the meaning of applicable Canadian and United States securities legislation, including: projections; outlook; guidance; forecasts; estimates; and other statements regarding future or estimated financial and operational performance, gold production and sales, revenues and cash flows, and capital costs (sustaining and non-sustaining) and operating costs, including projected cash operating costs and all-in sustaining costs, and budgets on a consolidated and mine by mine basis, which if they occur, would have on our business, our planned capital and exploration expenditures; future or estimated mine life, metal price assumptions, ore grades or sources, gold recovery rates, stripping ratios, throughput, ore processing; statements regarding anticipated exploration, drilling, development, construction, permitting and other activities or achievements of B2Gold; and including, without limitation: remaining well positioned for continued strong operational and financial performance for 2023; projected gold production, cash operating costs and all-in sustaining costs on a consolidated and mine by mine basis in 2023;total consolidated gold production of between 1,000,000 and 1,080,000 ounces in 2023, with cash operating costs of between $670 and $730 per ounce and all-in sustaining costs of between $1,195 and $1,255 per ounce; B2Gold’s continued prioritization of developing the Goose project in a manner that recognizes Indigenous input and concerns and brings long-term socio-economic benefits to the area; the Company's consolidated gold production to be relatively consistent throughout 2023 with the exception of the Otjikoto mine, where it will be weighted 60% to the second half of the year; the Company’s total capitalized stripping expenditures moderating in 2024; the potential for Fekola Regional (Anaconda area) to provide saprolite material to feed the Fekola mill starting in the third quarter of 2023; the timing and results of a study for the Fekola Regional (Anaconda area) to review the project economics of a stand-alone oxide mill; the potential for the Fekola complex to produce 800,000 ounces of gold per year starting in 2026; the potential payment of future dividends, including the timing and amount of any such dividends, and the expectation that quarterly dividends will be maintained at the same level; and B2Gold's attributable share of Calibre’s operations. All statements in this MD&A that address events or developments that we expect to occur in the future are forward-looking statements. Forward-looking statements are statements that are not historical facts and are generally, although not always, identified by words such as "expect", "plan", "anticipate", "project", "target", "potential", "schedule", "forecast", "budget", "estimate", "intend" or "believe" and similar expressions or their negative connotations, or that events or conditions "will", "would", "may", "could", "should" or "might" occur. All such forward-looking statements are based on the opinions and estimates of management as of the date such statements are made.

Forward-looking statements necessarily involve assumptions, risks and uncertainties, certain of which are beyond B2Gold's control, including risks associated with or related to: the volatility of metal prices and B2Gold's common shares; changes in tax laws; the dangers inherent in exploration, development and mining activities; the uncertainty of reserve and resource estimates; not achieving production, cost or other estimates; actual production, development plans and costs differing materially from the estimates in B2Gold's feasibility and other studies; the ability to obtain and maintain any necessary permits, consents or authorizations required for mining activities; environmental regulations or hazards and compliance with complex regulations associated with mining activities; climate change and climate change regulations; the ability to replace mineral reserves and identify acquisition opportunities; the unknown liabilities of companies acquired by B2Gold; the ability to successfully integrate new acquisitions; fluctuations in exchange rates; the availability of financing; financing and debt activities, including potential restrictions imposed on B2Gold's operations as a result thereof and the ability to generate sufficient cash flows; operations in foreign and developing countries and the compliance with foreign laws, including those associated with operations in Mali, Namibia, the Philippines and Colombia and including risks related to changes in foreign laws and changing policies related to mining and local ownership requirements or resource nationalization generally; remote operations and the availability of adequate infrastructure; fluctuations in price and availability of energy and other inputs necessary for mining operations; shortages or cost increases in necessary equipment, supplies and labour; regulatory, political and country risks, including local instability or acts of terrorism and the effects thereof; the reliance upon contractors, third parties and joint venture partners; the lack of sole decision-making authority related to Filminera Resources Corporation, which owns the Masbate Gold Project; challenges to title or surface rights; the dependence on key personnel and the ability to attract and retain skilled personnel; the risk of an uninsurable or uninsured loss; adverse climate and weather conditions; litigation risk; competition with other mining companies; community support for B2Gold's operations, including risks related to strikes and the halting of such operations from time to time; conflicts with small scale miners; failures of information systems or information security threats; the ability to maintain adequate internal controls over financial reporting as required by law, including Section 404 of the Sarbanes-Oxley Act; compliance with anti-corruption laws, and sanctions or other similar measures; social media and B2Gold's reputation; risks affecting Calibre having an impact on the value of the Company's investment in Calibre, and potential dilution of our equity interest in Calibre; as well as other factors identified and as described in more detail under the heading "Risk Factors" in

B2Gold's most recent Annual Information Form, B2Gold's current Form 40-F Annual Report and B2Gold's other filings with Canadian securities regulators and the U.S. Securities and Exchange Commission (the "SEC"), which may be viewed at www.sedar.com and www.sec.gov, respectively (the "Websites"). The list is not exhaustive of the factors that may affect B2Gold's forward-looking statements.

B2Gold's forward-looking statements are based on the applicable assumptions and factors management considers reasonable as of the date hereof, based on the information available to management at such time. These assumptions and factors include, but are not limited to, assumptions and factors related to B2Gold's ability to carry on current and future operations, including: development and exploration activities; the timing, extent, duration and economic viability of such operations, including any mineral resources or reserves identified thereby; the accuracy and reliability of estimates, projections, forecasts, studies and assessments; B2Gold's ability to meet or achieve estimates, projections and forecasts; the availability and cost of inputs; the price and market for outputs, including gold; foreign exchange rates; taxation levels; the timely receipt of necessary approvals or permits; the ability to meet current and future obligations; the ability to obtain timely financing on reasonable terms when required; the current and future social, economic and political conditions; and other assumptions and factors generally associated with the mining industry.

B2Gold's forward-looking statements are based on the opinions and estimates of management and reflect their current expectations regarding future events and operating performance and speak only as of the date hereof. B2Gold does not assume any obligation to update forward-looking statements if circumstances or management's beliefs, expectations or opinions should change other than as required by applicable law. There can be no assurance that forward-looking statements will prove to be accurate, and actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements. Accordingly, no assurance can be given that any events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what benefits or liabilities B2Gold will derive therefrom. For the reasons set forth above, undue reliance should not be placed on forward-looking statements.

CAUTIONARY STATEMENT REGARDING MINERAL RESERVE AND RESOURCE ESTIMATES
The disclosure in this MD&A was prepared in accordance with Canadian National Instrument 43-101 (“NI 43-101”), which differs significantly from the requirements of the SEC, and resource and reserve information contained or referenced in this MD&A may not be comparable to similar information disclosed by public companies subject to the technical disclosure requirements of the SEC. Historical results or feasibility models presented herein are not guarantees or expectations of future performance.

QUALIFIED PERSONS
Bill Lytle, Senior Vice President and Chief Operating Officer, a qualified person under National Instrument 43-101, has reviewed and approved the disclosure of all scientific and technical information related to operational matters contained in this MD&A. Brian Scott, P. Geo., Vice President, Geology & Technical Services, a qualified person under NI 43-101, has approved the scientific and technical information regarding exploration matters contained in this MD&A.